

13000674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

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SHILOH INDUSTRIES, INC.
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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SHILOH

Shiloh Industries, Inc.
880 Steel Drive
Valley City, Ohio 44280
Telephone: (330) 558-2600

February 11, 2013

Dear Shiloh Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Shiloh Industries, Inc. (the "Company"), which will be held on Wednesday, March 13, 2013, at 10:00 a.m., at the MTD Products Inc Lodge, 6029 Grafton Road, Valley City, Ohio, 44280.

This year, your Board of Directors is recommending that you elect three Directors who are described in the proxy statement. In addition, we are also recommending an advisory vote to approve executive compensation and an advisory vote on the frequency of votes on executive compensation.

The Company has enclosed a copy of its Annual Report on Form 10-K for the fiscal year ended October 31, 2012 with this notice of Annual Meeting of Stockholders and Proxy Statement. If you would like another copy of the 2012 Annual Report, please email investor@shiloh.com and you will be sent one.

Please read the enclosed information carefully before completing and returning the enclosed proxy card or voting electronically. The 2012 Proxy Statement and the Annual Report for the year ended October 31, 2012 are also available at http://www.edocumentview.com/SHLO. Returning your proxy card as soon as possible or casting your vote electronically will assure your representation at the meeting, whether or not you plan to attend. If you do attend the annual meeting, you may, of course, revoke your proxy should you wish to vote in person.

Sincerely,

/s/ Ramzi Hermiz
Ramzi Hermiz
President and Chief Executive Officer

Shiloh Industries, Inc.
880 Steel Drive
Valley City, Ohio 44280

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
March 13, 2013

The Annual Meeting of Stockholders of Shiloh Industries, Inc., a Delaware corporation (the "Company"), will be held on Wednesday, March 13, 2013, at 10:00 a.m. (the "Annual Meeting"), at the MTD Products Inc Lodge, 6029 Grafton Road, Valley City, Ohio 44280, for the purpose of:

(1) the election of three Class II directors to serve a term of three years and until their successors have been duly elected and qualified;

(2) the advisory approval of the Company's executive compensation;

(3) a vote in a non-binding advisory basis on the frequency of an advisory vote on executive compensation;

The Board of Directors has fixed the close of business on January 15, 2013 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

/s/ David J. Hessler
David J. Hessler
Secretary

February 11, 2013

The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the "2012 Annual Report") is enclosed. The 2012 Annual Report contains financial and other information about the Company, but is not incorporated into the proxy statement and is not deemed to be a part of the proxy soliciting materials.

Even if you expect to attend the Annual Meeting, please promptly complete, sign, date and mail the enclosed proxy card. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Stockholders who attend the Annual Meeting may revoke their proxy and vote in person if they so desire. New for the 2013 Annual Meeting, registered stockholders can now cast their vote electronically at www.envisionreports.com/SHLO.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 13, 2013:

This proxy statement and the Company's 2012 Annual Report are also available at http://www.edocumentview.com/SHLO.

SHILOH INDUSTRIES, INC.
880 Steel Drive
Valley City, Ohio 44280

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 13, 2013

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Shiloh Industries, Inc., a Delaware corporation (the "Company"), of proxies to be used at the Annual Meeting of Stockholders of the Company to be held on March 13, 2013 at 10:00 a.m., at the MTD Products Inc Lodge, 6029 Grafton Road, Valley City, Ohio, 44280 (the "Annual Meeting"). This proxy statement and the accompanying proxy card and annual report to stockholders for the fiscal year ended October 31, 2012 are first being mailed to stockholders on or about February 11, 2013.

If the enclosed proxy card is executed and returned, the shares represented by it will be voted as directed on all matters properly coming before the Annual Meeting for a vote. Returning your completed proxy will not prevent you from voting in person at the Annual Meeting should you be present and desire to do so. In addition, the proxy may be revoked at any time prior to its exercise either by giving written notice to the Company of revocation or by submission of a later dated proxy prior to the Annual Meeting. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering written notice to the Company prior to conduct of the vote at the Annual Meeting.

Stockholders of record of the Company at the close of business on January 15, 2013 will be entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 16,995,345 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). A list of such holders will be open to the examination of any stockholder for any purpose germane to the meeting at Shiloh Industries, Inc., 880 Steel Drive, Valley City, Ohio 44280 for a period of ten days prior to the meeting. Each share of Common Stock is entitled to one vote. At the Annual Meeting, inspectors of election shall determine the presence of a quorum and shall tabulate the results of the vote of the stockholders. The holders of a majority of the total number of outstanding shares of Common Stock entitled to vote must be present in person or by proxy to constitute the necessary quorum for any business to be transacted at the Annual Meeting. Broker non-votes will be considered "present" for purposes of determining whether a quorum has been achieved at the Annual Meeting. A broker non-vote occurs if your shares are held in "street name" by a broker or nominee and the broker or nominee reports your shares as non-votes because you did not provide your broker or nominee with voting instructions for your shares.

The three nominees for Director receiving the greatest number of votes cast at the Annual Meeting in person or by proxy will be elected. Consequently, any shares of Common Stock present in person or by proxy at the Annual Meeting, but not voted for any reason, have no impact in the election of Directors. All other matters to be considered at the Annual Meeting require for approval the favorable vote of a majority of shares voted at the meeting in person or by proxy. Stockholders have no right to cumulative voting as to any matter, including the election of Directors. If any proposal at the Annual Meeting must receive a specific percentage of favorable votes for approval, abstentions in respect of such proposal are treated as present and entitled to vote under Delaware law, and, therefore, such abstentions have the effect of a vote against such proposal. Broker non-votes in respect of any proposal are not counted for purposes of determining whether such proposal has received the requisite approval.

The shares represented by all valid proxies received will be voted in the manner specified on the proxies. Where specific choices are not indicated on a valid proxy, the shares represented by such proxy will be voted for the nominees for Director named in this proxy statement, for approval of the executive compensation of the Company's named executive officers, for three years for the frequency of an advisory vote on the executive compensation of the Company's named executive officers and in accordance with the best judgment of the persons named in the enclosed proxy, or their substitutes, for any other matters which properly come before the Annual Meeting.

A representative of Grant Thornton LLP ("Grant Thornton"), the Company's independent registered public accounting firm for fiscal 2012 and 2013, is expected to be present at the Annual Meeting and will have an opportunity to make a statement if the representative so desires, as well as be available to respond to appropriate questions from stockholders.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company's Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes of Directors to be as nearly equal in number of Directors as possible. Class II consists of Cloyd J. Abruzzo, George G. Goodrich, and Dieter Kaesgen, and their current term of office will expire at this Annual Meeting. Class III consists of Curtis E. Moll and Robert J. King and their current term of office will expire at the 2014 Annual Meeting. Class I consists of David J. Hessler and John J. Tanis and their current term of office will expire at the 2015 Annual Meeting. There is one vacancy in each of Class I and Class III. At each Annual Stockholders' Meeting, Directors are elected for a term of three years and hold office until their successors are elected and qualified or until their earlier removal or resignation. Newly created directorships resulting from an increase in the authorized number of Directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by a majority of the remaining Directors then in office.

The Board of Directors recommends that its three nominees for Director be elected at the Annual Meeting. The nominees are Cloyd J. Abruzzo, George G. Goodrich, and Dieter Kaesgen. Mr. Abruzzo has served as Director of the Company since 2004. Mr. Goodrich has served as Director of the Company since 2004. Mr. Kaesgen has served as Director of the Company since 2002. If any nominee becomes unavailable for any reason before the election, which event is not anticipated, the proxies will be voted for the election of such other person as a Director as the Board of Directors may recommend. Information regarding the nominees for Director and the continuing Directors of the Company is set forth below:

Name	Age	Position(s)
Curtis E. Moll (1)	73	Chairman of the Board and Director
Cloyd J. Abruzzo (2)(3)(4)	62	Director
George G. Goodrich (1)(3)(4)	72	Director
David J. Hessler (2)	69	Secretary and Director
Dieter Kaesgen (2)	76	Director
Robert J. King, Jr. (2)	57	Director
John J. Tanis (1)(2)(3)(4)	86	Director

(1) Member of the Executive and Governance Committee.
(2) Member of the Finance and Pension Administration Committee.
(3) Member of the Compensation Committee.
(4) Member of the Audit Committee.

Director Nominees

CLOYD J. ABRUZZO has served as a Director of the Company since March 2004. Mr. Abruzzo retired in December 2003 from Stoneridge, Inc., a global designer and manufacturer of specialty electrical components and systems for the automotive and commercial vehicle markets. From May 1993 until his retirement, Mr. Abruzzo was a Director and President and Chief Executive Officer of Stoneridge. Mr. Abruzzo joined Stoneridge in 1980 and held several positions prior to becoming President and Chief Executive Officer in May 1993.

In addition to his professional experience described above, the Company believes that Mr. Abruzzo should serve as a director because he provides in-depth industry knowledge, business acumen and leadership to the Board, which strengthens the Board's collective qualifications, skills, and experience.

GEORGE G. GOODRICH has served as a Director of the Company since March 2004. Mr. Goodrich has been the Executive in Residence at the Boler School of Business at John Carroll University since January 2003 and had served on its Board of Directors from 1994 until June 2005. Mr. Goodrich retired from Arthur Andersen & Co., a public accounting firm, in August 2001 after spending 37 years with the firm. At the time of his retirement, Mr. Goodrich was a partner of the firm and was Director of Global Tax and Assistant Treasurer for Andersen Worldwide, the parent organization of Arthur Andersen & Co. From 1990 to 1996, Mr. Goodrich also was the Managing Partner of the Cleveland office of Arthur Andersen & Co.

Mr. Goodrich qualifies as an audit committee financial expert due to his extensive background in accounting and finance built through his career in public accounting. In addition to his professional and accounting experience described above, the Company believes that Mr. Goodrich should serve as a director because he provides valuable business experience and judgment to the Board, which strengthens the Board's collective qualifications, skills and experience.

DIETER KAESGEN became a Director of the Company in May 2002. Mr. Kaesgen previously served as a Director of the Company from December 1995 until December 1999. Currently, Mr. Kaesgen has been President and Director of MTD Holdings Inc. ("MTD Holdings") since March 2003. From January 2005 until February 2009, Mr. Kaesgen served as Special Assistant to the Chairman of the Board of MTD Products Inc. ("MTD Products"), an outdoor power equipment manufacturer and a wholly owned subsidiary of MTD Holdings. From January 2001 until March 2005, Mr. Kaesgen served as President and Chief Operating Officer of MTD Products. Mr. Kaesgen has been a director of MTD Products since 1983. From October 1996 until January 2001, Mr. Kaesgen served as President of the Consumer Products Group of MTD Products. Mr. Kaesgen served as Executive Vice President and Chief Operating Officer of MTD Products from August 1988 to October 1996. Mr. Kaesgen has been employed with MTD Products since 1962 in various operational capacities.

Mr. Kaesgen has been active in the affairs of the Company for many years. In addition to his experience and business background described above, the Company believes that Mr. Kaesgen should serve as a director because he provides historical as well as an internal perspective of the Company's business to the Board and strengthens the Board's collective qualifications, skills, and experience.

Curtis E. Moll and Dieter Kaesgen are cousins.

Continuing Directors

CURTIS E. MOLL has served as a Director of the Company since its formation in April 1993 and became Chairman of the Board in April 1999. From 1980 through January 2010, Mr. Moll served as the Chairman of the Board and Chief Executive Officer of MTD Products. Mr. Moll is Chairman of the Board and Chief Executive Officer of MTD Holdings. MTD Holdings beneficially owns a majority of the Company's Common Stock. Mr. Moll also serves as a director of MTD Products and The Sherwin-Williams Company. Mr. Moll formerly served as a director of AGCO Corporation, a manufacturer of agricultural machinery.

Mr. Moll has been active in the affairs of the Company since the Company's formation. In addition to his experience and business background described above, the Company believes that Mr. Moll should serve as a director because he has extensive manufacturing, distribution and management experience and provides an historical as well as an internal perspective of the Company's business to the Board and strengthens the Board's collective qualifications, skills, and experience.

DAVID J. HESSLER has served as the Secretary and a Director of the Company since its formation in April 1993. Mr. Hessler has been a Senior Partner in the law firm of Wegman, Hessler & Vanderburg or its predecessors since 1968, and served as the Secretary of MTD Products from 1977 through January 2003. Mr. Hessler served as a director of MTD Products from January 2003 through January 2006. Mr. Hessler also serves as Secretary and as a director of MTD Holdings. MTD Holdings beneficially owns a majority of the Company's Common Stock.

Mr. Hessler has counseled clients in governance and business matters in his role at the law firm. Mr. Hessler has served the Company as a legal adviser since the Company's formation. In addition to his legal and management experience described above, the Company believes that Mr. Hessler should serve as a director because he brings thoughtful analysis, sound judgment and insight about best practices to the Board, in addition to his professional experiences, which strengthens the Board's collective qualifications, skills and experience.

ROBERT J. KING, JR. has served as a Director of the Company since February 2005. In September 2009, Mr. King was appointed and currently serves as President and Chief Executive Officer of Park View Capital Corp. and Park View Federal Savings Bank. From October 2006 to September 2009, Mr. King was Senior Managing Director of FSI Group, Inc., a manager of private equity funds. From January 2006 to October 2006, Mr. King was a managing director of Western Reserve Partners LLC, an investment banking firm. Mr. King retired in January 2005 from Fifth Third Bancorp, a diversified financial services company. From August 1997 until his retirement, Mr. King was President and Chief Executive Officer of Fifth Third Bank (Northeastern Ohio). Mr. King also served as Regional President of Fifth Third Bank from June 2002 until his retirement. From 1990 through July 1997, Mr. King served as President and Chief Executive Officer of Fifth Third Bank (Northwestern Ohio). Mr. King joined Fifth Third Bank in 1975 and held a variety of positions prior to becoming President and Chief Executive Officer (Northwestern Ohio) in 1990. Mr. King is a director of MTD Holdings, MTD Products, The Andersons, Inc., Park View Capital Corp. and Park View Federal Savings Bank.

In addition to his professional experience described above, the Company believes that Mr. King should serve as a director because he has implemented acquisition strategies and financial transactions and capitalization initiatives throughout his career. His industry and leadership experience from both an operational and financial perspective strengthens the Board's collective qualifications, skills and experience.

JOHN J. TANIS has served as a Director of the Company since March 2001. From 1973 until he retired in 1997, Mr. Tanis served as Chairman, President and Chief Executive Officer of United Screw and Bolt Corporation, a manufacturer of metal stampings and plastic components.

Mr. Tanis has several decades of experience in overseeing the corporate governance and financial performance of a manufacturing company that participated in the automotive supply chain. In addition to the knowledge and experience described above, the Company believes that Mr. Tanis should serve as a director because he provides insight about industry trends and expectations to the Board, which strengthens the Board's collective qualifications, skills and experience.

Director Vacancies

On February 1, 2013, Theodore K. Zampetis and Gary A. Oatey resigned from the Board of Directors. Currently there are two vacant positions on the Company's Board of Directors. The Board of Directors intends to appoint directors to fill these vacancies and that Mr. Ramzi Hermiz, President and Chief Executive Officer of the Company, will fill one of these vacancies.

Board of Directors, Committees and Directors Meetings

The Board does not have a policy regarding the separation of the roles of the Chief Executive Officer ("CEO") and Chairman of the Board of Directors because the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board of Directors. At this time, the Board has determined that having a separate director, who is not also serving as the Company's CEO, serve as Chairman is in the best interest of the Company's shareholders. This structure ensures a greater role for the outside directors in the oversight of the Company and active participation of all the directors in setting agendas and establishing Board priorities and procedures. Further, this structure permits the Company's President and CEO to spend more time and focus on the strategic direction and management of the Company's day-to-day operations.

It is management's responsibility to manage risk and bring to the Board of Directors' attention the most material risks to the Company. The Board of Directors oversees the processes established to report and monitor systems for material risks applicable to the Company. The Audit Committee regularly reviews enterprise-wide risk management, which includes treasury risks (commodity pricing, foreign exchange rates, credit and debt exposures), financial and accounting risks, legal and compliance risks, and other risk management functions. The Compensation Committee considers risks related to the attraction and retention of talent and related to the design of compensation programs and arrangements. The Compensation Committee and management believe that the Company maintains appropriate compensation policies and practices so as not to have a material adverse effect on the Company. The full Board considers strategic risks and opportunities and regularly receives reports from management on risk and from the committees regarding risk oversight in their areas of responsibility.

The Board of Directors has determined that the Company is a "controlled company," as defined in Rule 5615(c)(1) of the Marketplace Rules of the Nasdaq Stock Market, based on MTD Holdings' beneficial ownership of approximately 50.4% of the outstanding Common Stock. Accordingly, the Company is not required to meet certain of the Marketplace Rules of the Nasdaq Stock Market, including the requirement to maintain a majority of independent directors on the Company's Board of Directors and the requirements regarding the nomination of directors by independent directors.

The Board has determined that Messrs. Abruzzo, Goodrich, and Tanis are independent under the Nasdaq's corporate governance rules. The independent Directors meet regularly in executive session.

The Board of Directors has four standing committees: the Executive and Governance Committee, the Audit Committee, the Compensation Committee and the Finance and Pension Administration Committee.

The Executive and Governance Committee exercises the power and authority of the Board of Directors on all matters, except as expressly limited by applicable law, in the interim period between Board of Directors' meetings. The Executive and Governance Committee did not meet in fiscal 2012. The current members of the Executive and Governance Committee are Messrs. Goodrich, Moll, and Tanis.

The Board of Directors has adopted an Audit Committee charter that complies with Rule 5605(c)(1) of the Marketplace Rules of the Nasdaq Stock Market. The charter of the Audit Committee is available on the Company's website (http://www.shiloh.com/investor.html). The Audit Committee has the responsibilities and authority under the charter set forth in Rule 5605(c)(1) of the Marketplace Rules of the Nasdaq Stock Market. Among other things, the Audit Committee is responsible for overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent auditors, including the resolution of disagreements between management and the auditors regarding financial reporting. Additionally, the Audit Committee approves all related-party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K.

The current members of the Audit Committee are Messrs. Abruzzo, Goodrich, and Tanis. The Board of Directors has determined that it has at least one "audit committee financial expert," as defined in Item 404(h)(5) of Regulation S-K, serving on the Audit Committee, George G. Goodrich, and that Mr. Goodrich is an "independent director" as defined in Rule 5605 (a)(2) of the Marketplace Rules of the Nasdaq Stock Market. The Audit Committee held four meetings in fiscal 2012.

The Compensation Committee oversees all matters relating to human resources of the Company and administers (1) all stock option or stock-related plans and, in connection therewith, all awards of options and performance units to employees pursuant to any such stock option or stock related plan, (2) all bonus plans, including, without limitation, the Senior Management Bonus Plan and the Executive Incentive Bonus Plan and (3) all compensation of the Chief Executive Officer of the Company. The current members of the Compensation Committee are Messrs. Abruzzo, Goodrich, and Tanis. The Compensation Committee operates without a written charter. The Compensation Committee held one meeting in fiscal 2012.

The Finance and Pension Administration Committee reviews matters relating to various finance issues facing the Company as well as matters related to the Company's pension plans. The current members of the Finance and Pension Administration Committee are Messrs. Abruzzo, Hessler, Kaesgen, King and Tanis. The Finance and Pension Administration Committee held three meetings during fiscal 2012.

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors has determined that it is appropriate not to have a nominating committee because of the relatively small size of the Board of Directors, and the entire Board of Directors functions in the capacity of a nominating committee.

The Board of Directors periodically reviews the desired skills and characteristics for directors as well as the composition of the Board of Directors as a whole. This assessment considers the directors' qualifications and independence, as well as diversity, age, skill and experience in the context of the needs of the Board of Directors. At a minimum, directors should share the values of the Company and should possess the following characteristics: high personal and professional integrity; the ability to exercise sound business judgment; an inquiring mind; and the time available to devote to Board of Directors' activities and the willingness to do so. The Board of Directors does not have a formal policy specifically focusing on the consideration of diversity; however, diversity is one of the many factors that the Board of Directors considers when identifying candidates. In addition to the foregoing considerations, the Board of Directors will consider nominees suggested by directors and management. Ultimately, the Board of Directors will consider prospective nominees the Board believes will be effective, in collaboration with the other members of the Board of Directors, in collectively serving the long-term interests of the Company's stockholders.

The Board of Directors does not have a formal policy with regard to the consideration of any director candidates recommended by stockholders. Because of the size of the Board of Directors and the small turnover of its members historically, the Board addresses the need to retain members and fill vacancies after discussion among current members and the Company's management. Accordingly, the Board of Directors has determined that it is appropriate not to have such a policy at this time. The Board of Directors, however, will consider director candidates recommended by stockholders. Any stockholder that wishes to nominate a director candidate should submit complete information as to the identity and qualifications of the director candidate pursuant to the procedures set forth below under "Communication with the Board of Directors." The Board of Directors does not have any specific qualifications that have to be met by director candidates and does not have a formal process for identifying and evaluating director candidates.

The Board of Directors held five meetings in fiscal 2012. All of the Directors attended at least seventy-five percent of the total meetings held by the Board of Directors and by all committees on which they served in fiscal 2012. Although the Company does not have a policy with respect to attendance by the Directors at the Annual Meeting of Stockholders, Directors are encouraged to attend. Eight of the nine members of the Board of Directors attended the 2012 Annual Meeting of Stockholders.

Communication with the Board of Directors

The Board of Directors of the Company believes that it is important for stockholders to have a process to send communications to the Board. Accordingly, stockholders who wish to communicate with the Board of Directors or a particular Director may do so by sending a letter to the Secretary of the Company at 880 Steel Drive, Valley City, Ohio 44280. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual Directors. The Secretary will make copies of all such letters and circulate them to the appropriate Director or Directors.

Principal Accountant Fees and Services

Audit Fees

Fees paid in fiscal 2012 and fiscal 2013 pertaining to fiscal 2012 to Grant Thornton for the audit of the annual consolidated financial statements included in the Company's Annual Report on Form 10-K and for the reviews of the consolidated financial statements included in the Company's Forms 10-Q were $477,737 for the 2012 fiscal year and $450,285 for the 2011 fiscal year, which were paid in fiscal 2011 and fiscal 2012.

Audit-Related Fees

For fiscal 2012 and 2011, there were no fees paid to Grant Thornton for audit-related services.

Tax Fees

Fees paid to Grant Thornton associated with tax compliance and tax consultation were $0 and $5,355 for the fiscal years ended October 31, 2012 and 2011, respectively.

All Other Fees

For fiscal 2012 and 2011, there were no fees paid to Grant Thornton for products or services other than those listed above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company's independent auditor prior to the commencement of the specified services.

For the fiscal years ended October 31, 2012 and 2011, 100% of the services described in "Audit Fees" and "Tax Fees" were approved by the Audit Committee in accordance with the Company's formal policy on auditor independence.

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee during the fiscal year ended October 31, 2012 were Messrs. Abruzzo, Goodrich and Tanis and Gary A. Oatey, who resigned as a Director on February 1, 2013. No officer or employee of the Company served on the Compensation Committee. Additionally, no Compensation Committee interlocks existed during the Company's 2012 fiscal year.

Certain Relationships and Related Transactions

Constantine Zampetis, an employee of the Company, is the son of Theodore K. Zampetis, the Company's former President and Chief Executive Officer. His salary for fiscal 2012 was $112,769, which is in line with comparable positions within the Company and he received a bonus of $38,700 for fiscal 2012.

Mr. Moll is the Chairman of the Board and Chief Executive Officer of MTD Products and Chairman of the Board and Chief Executive Officer of MTD Holdings, Mr. Kaesgen is a director of MTD Products and the President and a Director of MTD Holdings, Mr Hessler is the Secretary of MTD Holdings, and Mr. King is a director of MTD Holdings.

In fiscal 2012 and 2011, the Company had sales to MTD Products and its affiliates in the aggregate amount of approximately $6.6 million and $8.3 million, respectively.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Except as otherwise noted, the following table sets forth certain information as of December 31, 2012 as to the security ownership of those persons owning of record or known to the Company to be the beneficial owner of more than five percent of the voting securities of the Company and the security ownership of equity securities of the Company by each of the Directors and each of the executive officers named in the Summary Compensation Table (the "Named Executive Officers"), and all Directors and executive officers as a group. Unless otherwise indicated, all information with respect to beneficial ownership has been furnished by the respective Director, executive officer or five-percent beneficial owner, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the Common Stock has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and includes options held by such entities and individuals that were exercisable on December 31, 2012 or within 60 days thereafter. As of December 31, 2012, the Company had 16,986,512 shares of Common Stock outstanding.

Names And Addresses of Beneficial Owners	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Shares of Common Stock Beneficially Owned (%)
MTD Holdings Inc (1)	8,565,641	50.4%
5965 Grafton Road		
Valley City, Ohio 44280		
Dimensional Fund Advisers, Inc. (2)	1,312,701	7.7%
Palisades West, Building One		
6300 Bee Cave Road		
Austin, Texas 78746		
T. Rowe Price Associates, Inc. (3)	1,444,756	8.5%
100 E. Pratt Street		
Baltimore, Maryland 21202		
Raging Capital Management, LLC (4)	915,430	5.4%
254 Witherspoon Street		
Princeton, NJ 08542		
Cloyd J. Abruzzo (5)	18,000	*
George G. Goodrich	3,000	*
David J. Hessler (6)	80,235	*
Dieter Kaesgen (7)	8,452,266	49.8%
Robert J. King, Jr.	1,500	*
Curtis E. Moll (8)	8,588,141	50.6%
John J. Tanis	4,000	*
Thomas M. Dugan (9)	35,108	*
Anthony Parente (10)	45,667	*
Theodore K. Zampetis (11)	2,105,875	12.4%
Ramzi Hermiz (12)	80,257	*
All Directors and executive officers as a group (13 persons) (13)	11,009,949	64.8%

* Less than one percent

(1) Information reported is based on a Schedule 13D as filed with the Securities and Exchange Commission on January 29, 2013. MTD Holdings owns 100% of the capital stock of MTD Products. Includes 1,104,400 shares of Common Stock beneficially owned by the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products. MTD Holdings had sole voting power over 7,300,866 shares of common stock and sole dispositive power over 7,300,866 shares of common stock. Also includes 160,375 share of Common Stock held by Mr. Moll.

(2) Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2012. Dimensional Fund Advisors L.P. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. (These investment companies, trusts and accounts are the "Funds"). In its role as investment advisor and investment manager, Dimensional had sole voting power over 1,280,987 shares of Common Stock and sole dispositive power over 1,312,701 shares of Common Stock as of December 31, 2011. The Funds own all securities reported in this statement, and Dimensional disclaims beneficial ownership of such securities.

(3) Information based on Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2012. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment advisor with power to direct investments and for sole power to vote securities. In its role as investment advisor, Price Associates, Inc., had sole voting power over 1,438,056 shares of Common Stock and sole dispositive power over 1,444,756 shares of Common Stock as of December 31, 2011. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) Information based on Schedule 13G as filed with the Securities and Exchange Commission on December 31, 2012. These securities are owned by various individual and institutional investors for which Raging Capital Management, LLC (Raging Capital) serves as investment advisor with power to direct investments and/or sole power to vote securities. In its role as investment advisor, Raging Capital had shared voting power over 915,430 shares of Common Stock and shared dispositive power over 915,430 shares of Common Stock as of December 21, 2012. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Raging Capital is deemed to be a beneficial owner of such securities; however, Raging Capital expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) These 18,00 shares of Common Stock are held by KKM Investments LLC, a limited liability company of which Mr. Abruzzo is a partner.

(6) Includes 1,000 shares of Common Stock owned by Mr. Hessler's spouse and 20,000 shares of Common Stock held by the Jochum Moll Foundation, a charitable organization in which Mr. Hessler shares voting and investment power over all the foundation's assets. Mr. Hessler disclaims beneficial ownership of these 21,000 shares of Common Stock.

(7) Includes 7,300,866 shares of Common Stock which are owned of record by MTD Holdings and 1,104,400 shares of Common Stock beneficially owned by the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products. Mr. Kaesgen is a Director and President of MTD Holdings and a director of MTD Products. Mr. Kaesgen's address is c/o MTD Holdings Inc, 5965 Grafton Road, Valley City, Ohio 44280. Includes 40,000 shares of Common Stock held under the Dietrich Kaesgen Declaration of Trust U/A.D/ 5/7/2007.

(8) Includes 7,300,866 shares of Common Stock which are owned of record by MTD Holdings and 1,104,400 shares of Common Stock beneficially owned by the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products. Mr. Moll is Chairman of the Board and Chief Executive Officer of MTD Holdings and is Chairman of the Board and Chief Executive Officer of MTD Products. Also includes 500 shares of Common Stock held by The Moll Family Properties, an Ohio general partnership of which Mr. Moll is a general partner, 1,000 shares of Common Stock held by Mr. Moll's spouse, 1,000 shares held by Mr. Moll's daughter and 20,000 shares of Common Stock held by the Jochum Moll Foundation, a charitable organization, in which Mr. Moll shares voting and investment power over all the foundation's assets. Mr. Moll's address is c/o MTD Holdings, Inc, 5965 Grafton Road, Valley City, Ohio 44280.

(9) Includes 14,999 shares of Common Stock subject to stock options granted under the Company's Amended and Restated 1993 Key Employee Stock Incentive Plan, which are exercisable within 60 days of December 31, 2012.

(10) Includes 26,667 shares of Common Stock subject to stock options granted under the Company's Amended and Restated 1993 Key Employee Stock Incentive Plan, which are exercisable within 60 days of December 31, 2012.

(11) Includes 46,316 shares of Common Stock subject to stock options granted under the Company's 1993 Key Employee Stock Incentive Plan, which are exercisable within 60 days of December 31, 2012. Also includes 191,646 shares of Common Stock held on December 31, 2012 by the T.K. Zampetis Family Foundation, a Section 501(c)(3) charitable organization in which Mr. Zampetis shares voting and investment power over all the foundation's assets. Does not include shares of Common Stock owned by Mr. Zampetis' son, Constantine Zampetis, of which Mr. Zampetis disclaims beneficial ownership.

(12) Includes 80,257 shares of restricted Common Stock granted pursuant to the terms of the Amended and Restated 1993 Key Employee Stock Incentive Plan.

(13) Includes 106,148 shares of Common Stock subject to stock options granted under the Company's Amended and Restated 1993 Key Employee Stock Incentive Plan, which are exercisable within 60 days of December 31, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of reports of ownership, reports of changes of ownership and written representations under Section 16(a) of the Exchange Act which were furnished to the Company during or with respect to fiscal 2012 by persons who were, at any time during fiscal 2012, directors or officers of the Company or beneficial owners of more than 10% of the outstanding shares of Common Stock, all Section 16(a) filing requirements for reporting persons were met, except a late Form 4 filed by Theodore K. Zampetis on October 16, 2012 regarding his exercise of stock options on October 11, 2012, a late Form 3 filed by Elie Azzi on January 5, 2012 regarding his appointment as Vice President, Quality Assurance and Project Management, a Form 4 filed by Elie Azzi on January 5, 2012 regarding his stock options grant, a late Form 3 filed by Tres Kline on January 5, 2012 regarding his appointment as Vice President, Sales and Business Development, a Form 4 filed by Tres Kline on January 5, 2012 regarding his stock options grant, a late Form 3 filed by Paul Harland on January 5, 2012 regarding his appointment as Vice President, Manufacturing Operations, a Form 4 filed by Paul Harland on January 5, 2012 regarding his stock options grant and a Form 4 filed by Michael P. Randall on January 5, 2012 regarding his stock options grant.

Summary Compensation Table

The table below provides information relating to compensation for fiscal 2012 and 2011 for the Company's Chief Executive Officer, former Chief Executive Officer and two executive officers of the Company. The amounts shown include compensation for services in all capacities that were provided to the Company and its direct and indirect subsidiaries and predecessors.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Nonqualified Deferred Compensation Earnings	All Other Compensation (5)	Total
Ramzi Hermiz,	2012	$80,769	n/a	$817,000	n/a	$133,600	n/a	$1,400	$1,032,769
President and Chief Executive Officer (6)	2011	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Theodore K. Zampetis,	2012	$500,000	n/a	n/a	n/a	$515,100	n/a	$26,092	$1,041,192
Former President and Chief Executive Officer (6)	2011	$481,250	n/a	n/a	$220,925	$408,346	n/a	$26,443	$1,136,964
Anthony M. Parente,	2012	$193,846	n/a	n/a	n/a	$163,700	n/a	$19,224	$376,770
Vice President and Chief Technology Officer	2011	$176,154	n/a	n/a	$89,400	$112,068	n/a	$15,200	$392,822
Thomas M. Dugan,	2012	$160,673	n/a	n/a	n/a	$135,100	n/a	$14,792	$310,565
Vice President of Finance and Treasurer	2011	$142,305	n/a	n/a	$44,700	$88,475	n/a	$13,167	$288,647

(1) Amounts paid under the Company's bonus plan falls under the non-equity incentive plan caption because there are benchmarks that must be met in order for the Company to pay the bonus.

(2) Mr. Hermiz, on his start date, was granted a number of shares of restricted stock with a value equal to $700,000. The restricted stock vests in four equal annual installments of 25% each year on his anniversary date. In addition, Mr. Hermiz was granted a number of shares of restricted stock with a value equal to $117,000, which vest on the first anniversary of his start date. There were no other stock awards outstanding or forfeitures of stock awards in fiscal 2012 or fiscal 2011 by the named executive officers.

(3) The amount reported in this column represents the aggregate grant date fair value of option awards granted during fiscal year 2011 to the named executive officers computed in accordance with FASB ASC Topic 718.

(4) Each of the awards described for fiscal 2012 were earned in fiscal 2012 and paid to the named executive officer in the first quarter of fiscal 2013. Each of the awards described for fiscal 2011 were earned in fiscal 2011 and paid to the named executive officer in the first quarter of fiscal 2012.

(5) The amounts shown in the "All Other Compensation" column are attributable to the following: $1,400 to Mr. Hermiz in fiscal 2012 for an auto allowance and $8,400 to Mr. Zampetis and Mr. Parente in fiscal 2012 and 2011 for an auto allowance. Mr. Dugan received $8,400 for an auto allowance in fiscal 2012 and $6,800 for an auto allowance in fiscal 2011. In addition, included are the Company's contributions to the Company's defined contribution plan on behalf of each named executive officer. Mr. Zampetis received a contribution of $17,692 for fiscal year 2012 and did not receive a contribution in fiscal 2011, Mr. Parente received a contribution of $10,824 in fiscal 2012 and $6,800 in fiscal 2011 and Mr. Dugan received a contribution of $5,692 in fiscal 2012 and $5,667 in fiscal 2011. Also included are the Company's contributions to the Company's high deductible medical insurance plan. Mr. Hermiz, Mr. Zampetis and Mr. Parente did not participate in that plan for either year. Mr. Dugan received a contribution of $700 to his high deductible medical insurance plan for both fiscal 2012 and 2011.

(6) On August 29, 2012, the Board of Directors of the Company appointed Mr. Hermiz as President and Chief Executive Officer effective September 4, 2012 succeeding Mr. Zampetis. Amounts for Mr. Hermiz reflect compensation received beginning on that date. Mr. Zampetis served in an advisory capacity to facilitate a smooth transition until his retirement on December 31, 2012.

Narrative Disclosure to Summary Compensation Table

Overview

The following should be read in conjunction with the information presented in the compensation tables, the footnotes to those tables and the related disclosures appearing later in this proxy statement. The tables and related disclosures contain specific information about the compensation earned or paid during the fiscal years ending October 31, 2012 and 2011 to the following individuals, whom are referred to as the Named Executive Officers: Ramzi Hermiz, President and Chief Executive Officer, Theodore K. Zampetis, Director and former President and Chief Executive Officer; Anthony M. Parente, Vice President and Chief Technology Officer; and Thomas M. Dugan, Vice President of Finance and Treasurer.

The compensation and benefits payable to the Company's Directors and executive officers are established by the Compensation Committee of the Company's Board of Directors (the "Committee"). For the fiscal years ending October 31, 2012, the Committee consisted of four members, Cloyd J. Abruzzo (Chairman), George G. Goodrich, Gary A. Oatey and John J. Tanis, each of whom was an independent director within the meaning of the listing standards of the Nasdaq Stock Market, a disinterested director within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and a "non-employee director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (The "Internal Revenue Code").

The Committee held one meeting during fiscal 2012. Agendas for the meetings were established by the Chairman of the Committee. The Committee generally invites the Company's Chief Executive Officer to the meetings, and occasionally invites other members of senior management to provide relevant data and information, individual performance assessment and compensation recommendations. In addition, the Committee regularly meets in executive session without management. Because the Committee is satisfied with its experience in the Company's industry and has reviewed publicly available information regarding the compensation of executives of similar companies in the industry, the Committee has not engaged a corporate compensation consultant.

Compensation Philosophy

The Company's basic objectives for executive compensation are to recruit and keep top quality executive leadership focused on attaining long-term corporate goals and increasing stockholder value.

Compensation Setting Process and Objectives

Usually on an annual basis near the end of each fiscal year, the Committee reviews and establishes the compensation program for the subsequent year for the Named Executive Officers based on the Company's performance, individual performance and experience and market conditions and comparisons to the Company's competitors. The Company's Chief Executive Officer, after he meets with each of the executives, reviews their performance for the past year and, in cooperation with each executive, tailors personal goals (both qualitative and quantitative) for each executive for the next fiscal year. After these meetings, the CEO recommends a compensation package and individual performance goals for each executive to the Committee for their consideration. The Committee conducts a similar process for the CEO. In determining the mix and amount of executive compensation, the Committee reviews all components of executive compensation, including base salary, short-term incentives, long-term incentives, deferred compensation and perquisites, each of which is a common component of executive compensation at companies with which the Company competes.

Elements of Compensation

The elements of the Company's executive compensation program consist of base salary, short-term incentives (cash bonuses), long-term incentives (restricted stock and stock options), deferred compensation (cash balance retirement plan and profit sharing retirement plan) and other perquisites and personal benefits.

Base Salary. Base salaries serve as a primary means of compensation for Named Executive Officers and are set within ranges that are reasonable, considering comparable positions in companies similar to the Company in industry and region. Base salaries are also intended to be equitable and high enough to keep qualified executives from being over-dependent on cash bonuses in a cyclical industry. In recognition of the state of the automotive industry that the Company serves, the Company has in the past initiated steps to respond to current and anticipated market conditions.

Mr. Hermiz was appointed as President and Chief Executive Officer effective September 4, 2012 with an annual salary of $700,000.

Mr. Zampetis, the Company's former President and Chief Executive Officer, had an annual salary of $500,000.

Mr. Parente served as the Vice President and Chief Technology Officer with an annual salary of $190,000 at the beginning of fiscal 2012. On May 28, 2012, Mr. Parente was awarded a merit increase raising his salary to $200,000.

Mr. Dugan served as Vice President of Finance and Treasurer with an annual salary of $150,000. On January 30, 2012, Mr. Dugan was awarded a merit increase raising his salary to $165,000.

As a result, the base salary earned by each Named Executive Officer during fiscal year 2012 was:

Named Executive Officer	2012 Base Salary Earned
Ramzi Hermiz	$80,769
Theodore K. Zampetis	$500,000
Anthony M. Parente	$193,846
Thomas M. Dugan	$160,673

Short-Term Incentives. The Company maintained the Shiloh Industries, Inc. Senior Management Bonus Plan (the "Bonus Plan") during fiscal 2012 to provide its executive officers with annual cash incentives for superior performance. The Bonus Plan, which was reapproved by the stockholders of the Company in 2010, is administered by the Compensation Committee and entitles named executive officers to be paid a cash bonus based upon the attainment of certain performance criteria established annually by the Compensation Committee.

For fiscal 2012, the Compensation Committee established performance goals based on the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") as well as return on capital ("ROIC"), entitling the executive officers to be paid a bonus based upon varying percentages of their respective base salaries and the level of achievement of EBITDA and ROIC in relation to the targets established by the Compensation Committee. The Committee established the target bonus for Mr. Hermiz at 100% of his base salary, for Mr. Zampetis at 90% of his base salary and for Messrs. Parente and Dugan at 65% of their respective salaries.

Generally, for each percent that the Company's EBITDA and ROIC exceeded the EBITDA target of $43.1 million and the ROIC target of 11.0% for fiscal 2012, the executive's bonus would be increased by the corresponding percentage above the target bonus. For each percentage the Company's EBITDA and ROIC were less than the targets, the executives bonus would be reduced by two times the percentage. If the Company's EBIDTA and ROIC was less than 75% of the target, no bonus would be earned. The bonus earned by each executive may be increased or decreased based upon the Committee's and the President and Chief Executive Officer's evaluation of each executive's personal performance goals and metrics.

For fiscal 2012, the Company attained 112.8% of the established EBITDA performance of $43.1 million and attained 120.0% of the established ROIC performance of 11.0%, for a weighted attainment of 114.6%. The aggregate cash bonuses awarded under the Senior Management Bonus Plan were $1,277,200. The awards earned under the Senior Management Bonus Plan in fiscal 2012 were paid to the named Executive Officers in the first quarter of fiscal 2013.

Long-Term Incentives. Long-term incentives consisting of restricted stock and stock options are intended to motivate executives to make and execute plans that improve stockholder value over the long-term. The Committee believes that equity-based awards align executives' interests with those of shareholders by reinforcing the risk of ownership and the importance of providing competitive long-term, total returns to shareholders. Such awards are granted under the Amended and Restated 1993 Key Employee Stock Incentive Plan, and awards are generally based on the recipient's position within the Company and other personal performance factors. The Committee generally grants stock option awards annually. After the end of the fiscal year, the Committee assesses the financial performance of the Company, reviews the performance evaluations of each executive officer, and considers the Chief Executive Officer's recommendations for stock option awards and grants the appropriate awards.

During fiscal year 2012, the Named Executive Officers did not receive option awards. Mr. Hermiz, as part of his offer of employment, was granted restricted stock with a value of $700,000 that will vest in four equal installments of 25% each year on the first four anniversaries of his start date and was granted restricted stock with a value of $117,000 which Mr. Hermiz would have expected to receive under the terms of the SERP plan maintained by his previous employer that will vest on the first anniversary of his start day.

Deferred Compensation. In addition to a 401(k) plan, the Company provides a cash balance retirement plan and a profit sharing retirement plan, which is available to the Named Executive Officers of the Company on the same basis as all other eligible employees of the Company. The plans are designed to provide participants with a means by which to save for retirement. Both plans are qualified plans to which the Company has made profit sharing and matching contributions on behalf of the plans' participants. On October 31, 2006, the Company announced the freezing of benefits under its cash balance retirement plan. As a result, the cash balance retirement plan ceased to accrue current service costs effective January 31, 2007. Benefit obligations that were earned through January 31, 2007 by plan members remained and will continue to accrue interest and vest in accordance with the plan's vesting requirements, with 100% vesting achieved after five years of service.

Under the cash balance retirement plan's benefit formula, the estimated annual benefit payable upon retirement at age 65 as of October 31, 2012 for Mr. Parente and Mr. Dugan was $75,321 and $58,697, respectively. Mr. Hermiz and Mr. Zampetis, former President and Chief Executive Officer, are not entitled to benefits under this plan.

Auto Allowance and other perquisites. In fiscal years 2012 and 2011, the Company provided each named executive officer with an automobile allowance of $8,400. Both Mr. Zampetis and Mr. Parente received the allowance for both years and Mr. Dugan began receiving the auto allowance upon his appointment as Vice President of Finance and Treasurer in January of 2011. In addition, Mr. Dugan was provided with employer contributions to the high deductible medical insurance plan. He received $700 for both fiscal year 2012 and 2011.

Deductibility of Compensation

Section 162(m) of the U.S. Internal Revenue Code places a limit on the deduction as a business expense of compensation in excess of $1 million paid to certain "covered employees" of a publicly held corporation (generally, the Company's Chief Executive Officer and the next three most highly compensated executive officers in the year that the compensation is paid other than the Company's Chief Financial Officer). Compensation that is "performance-based compensation" is exempted from the limitation if certain procedural requirements are satisfied. The Company's Bonus Plan is designed so that compensation paid under it qualifies as performance-based compensation within the meaning of Section 162(m).

Employment Agreement and Change in Control Agreements

Employment Agreement

None of the Named Executive Officers other than Mr. Hermiz has an employment agreement. Under the agreement, Mr. Hermiz will be paid an initial salary of $700,000 per year and will be eligible to participate in the Company's management bonus plan, with an initial target annual bonus opportunity equal to 100% of his base salary. The bonus is based on the attainment of certain performance criteria mutually developed annually by the Compensation Committee and management.

Mr. Hermiz also will be eligible to participate in the employee benefit plans established by the Company for its employees from time to time in accordance with the terms and conditions of those programs and plans as in effect from time to time. Mr. Hermiz's base salary and target annual bonus opportunity are subject to annual review and adjustment by the Compensation Committee, and may be increased but not decreased at that time.

Mr. Hermiz is eligible to receive future equity grants under the Shiloh Industries, Inc. Amended and Restated 1993 Key Employee Stock Incentive Plan (or any successor plan thereto) as determined by the Compensation Committee. The initial target annual equity grant opportunity will be equal to 100% of his base salary. The actual grant, if any, for any given year will be based upon the attainment of certain performance criteria established annually by the Compensation Committee. The target annual equity opportunity is subject to annual review and adjustment by the Compensation Committee.

If the Company separates Mr. Hermiz from service (other than for cause), Mr. Hermiz causes a separation from service for good reason or Mr. Hermiz dies or suffers a disability, then the Company will pay Mr. Hermiz a cash severance payment equal to the sum of his annual then-current base salary, any earned but unpaid bonus payment for the previous year, and his target bonus opportunity under the senior management bonus plan for the year during which the separation from service occurs. The severance payment is conditioned on execution of a release of any claims Mr. Hermiz may have against the Company and its subsidiaries. Mr. Hermiz will not receive the severance payment if he is entitled to compensation and benefits under the Change in Control Agreement described below.

Change in Control Agreements

The Company has entered into Change in Control Agreements with Mr. Hermiz, Mr. Parente and Mr. Dugan. Under each agreement, certain benefits are payable by the Company to the Named Executive Officer if any of the following occur: (a) any person or group of persons (with certain limited exceptions) becomes the beneficial owner of 35% or more of either the then outstanding shares of Common Stock of the Company or the combined voting power of the outstanding voting securities of the Company, (b) a change in the composition of the Board of Directors results in a majority of the Directors that are not incumbent directors, (c) with certain limited exceptions, a merger or other such reorganization of the Company is consummated, or (d) the Company is completely liquidated or dissolved.

Upon a change of control, or if the Company terminated a Named Executive Officer not more than 180 days prior to a change in control, the Company must pay such Name Executive Officer an amount equal to two times the sum of his effective annual salary and bonus, if such executive is Mr. Hermiz, or a fixed dollar amount, if such executive is Mr. Parente, or an amount equal to one and a half times the sum of his effective annual salary and bonus, if such executive is Mr. Dugan. In addition, the Company will provide continued health coverage for the Named Executive Officer at a level at least as high as that enjoyed by the Named Executive Officer prior to the change in control or, if the Named Executive Officer's employment is terminated within 18 months after a change in control, the Company will reimburse him for the full cost of any group health continuation coverage that the Company would otherwise be required to offer under the Consolidated Omnibus Budget Reconciliation Act of 1986 until the earlier of the date (a) the Named Executive Officer becomes covered by comparable health coverage offered by another employer, or (b) 18 months after the date he receives his payment from the change in control. In addition, beginning on the first day of the month after the expiration of Mr. Hermiz's COBRA continuation coverage period and provided that Mr. Hermiz has not obtained comparable health care coverage offered by another employer, the Company will make a monthly payment to Mr. Hermiz in the amount of the monthly COBRA coverage premium in effect under the Company's group health plan on the date the COBRA continuation coverage period began until the earlier of the date that:

i. Mr. Hermiz becomes covered by comparable health care coverage offered by another employer, or

ii. is 24 months after the date of termination of Mr. Hermiz's employment.

To the extent a payment is made to Mr. Hermiz or Mr. Dugan under his Change in Control Agreement and would be subject to excise taxes imposed by Sections 4999 and 280G of the Internal Revenue Code, then the Company will pay Mr. Hermiz or Mr. Dugan the greater of (i) the change in control payment less the applicable excise taxes and (ii) the change in control payment reduced by an amount necessary so there are no excise taxes imposed by Sections 4999 and 280G of the Internal Revenue Code.

To the extent a payment is made to Mr. Parente under a Change in Control Agreement and would be subject to excise taxes imposed by Sections 4999 and 280G of the Internal Revenue Code then the Company will pay to Mr. Parente an additional amount sufficient to offset such excise taxes and penalties incurred by Mr. Parente, as well as additional excise taxes and penalties that may result from such payment to offset the original excise taxes and penalties.

Had a change of control occurred on October 31, 2012, the last day of fiscal 2012, the following aggregate consideration would have been due to the Named Executive Officers currently employed by the Company: Mr. Hermiz, $2,817,999; Mr. Parente, $540,790; and Mr. Dugan $421,132. The preceding amounts are composed of the change of control payment, the value of continued healthcare benefits and excise tax gross-up or reduction. The amounts of the change of control payment, the value of continued healthcare benefits and excise tax gross-up or reduction, respectively, for each currently employed Named Executive Officer is as follows:

Named Executive Officer	Change in Control Payment	Value of Continued Healthcare Benefits	Excise Tax Gross-up or Reduction	Total Change in Control Aggregate Consideration
Ramzi Hermiz	$2,800,000	$17,999	$—	$2,817,999
Anthony M. Parente	$528,000	$12,790	$—	$540,790
Thomas M. Dugan.	$408,375	$15,535	$(2,778)	$421,132

The change of control payment and the gross-up or reduction would be paid in a lump sum.

Shiloh Industries, Inc.
Outstanding Equity Awards at Fiscal Year End for Fiscal Year 2012

Named Executive Officer	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options - Exercisable	Number of Securities Underlying Unexercised Options – Not Exercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that Have Not Vested (2)	Market Value of Shares that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Shares that Have Not Vested
Ramzi Hermiz	n/a	n/a	n/a	n/a	n/a	80,257	$817,000	n/a	n/a
Theodore K. Zampetis	2,768	5,537	—	$ 13.24	12/10/2015	n/a	n/a	n/a	n/a
Theodore K. Zampetis	29,648	—	—	$ 14.74	2/14/2017	n/a	n/a	n/a	n/a
Theodore K. Zampetis	5,565	11,130	—	$ 12.04	12/10/2020	n/a	n/a	n/a	n/a
Anthony M. Parente	10,000	—	—	$ 14.74	2/14/2017	n/a	n/a	n/a	n/a
Anthony M. Parente	10,000	—	—	$ 5.30	8/13/2019	n/a	n/a	n/a	n/a
Anthony M. Parente	3,333	6,667	—	$ 12.04	12/10/2020	n/a	n/a	n/a	n/a
Thomas M. Dugan	2,000	—	—	$ 13.06	10/28/2015	n/a	n/a	n/a	n/a
Thomas M. Dugan	8,000	—	—	$ 14.74	2/14/2017	n/a	n/a	n/a	n/a
Thomas M. Dugan	1,666	—	—	$ 5.30	8/13/2019	n/a	n/a	n/a	n/a
Thomas M. Dugan	1,667	3,333	—	$ 12.04	12/10/2020	n/a	n/a	n/a	n/a

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(1) The options shown above that are not exercisable at October 31, 2012 were granted to the Named Executive Officers on December 10, 2010. These awards vest over a three year period, with one third of the awards vesting on December 10, 2011, 2012 and 2013, respectively.

(2) The restricted stock shown above that is not vested at October 31, 2012 was granted to Mr. Hermiz on September 4, 2012 as part of his compensation package. The restricted stock was offered in two separate grants, 11,494 shares that vest on September 4, 2013 and 68,763 shares that vest one fourth on September 4, 2013, 2014, 2015 and 2016, respectively.

Director Compensation

In fiscal 2012, all Directors, other than Directors who are employees of the Company, received a retainer of $10,000 per quarter, or $10,500 per quarter for Directors who served as Chairman of a committee. In addition, each such Director received a fee of $1,750 for each Board of Directors meeting and $1,000 for each committee meeting attended; provided, that such fees for attendance at Board meetings and committee meetings do not exceed $2,250 per day. Any such Director that also served as Chairman of a committee received an additional $500 for each meeting at which that Director presided as Chairman of a committee. Finally, each such Director is reimbursed for any reasonable travel expenses incurred attending such meetings. All director compensation is paid in cash.

Director Compensation for Fiscal Year 2012

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Curtis E. Moll	$ 61,250	n/a	n/a	n/a	n/a	n/a	$ 61,250
Cloyd J. Abruzzo.	$ 69,250	n/a	n/a	n/a	n/a	n/a	$ 69,250
George G. Goodrich . . .	$ 59,750	n/a	n/a	n/a	n/a	n/a	$ 59,750
David J. Hessler	$ 60,750	n/a	n/a	n/a	n/a	n/a	$ 60,750
Dieter Kaesgen	$ 61,750	n/a	n/a	n/a	n/a	n/a	$ 61,750
Robert J. King, Jr.	$ 51,250	n/a	n/a	n/a	n/a	n/a	$ 51,250
Gary A. Oatey	$ 53,750	n/a	n/a	n/a	n/a	n/a	$ 53,750
John J. Tanis	$ 60,530	n/a	n/a	n/a	n/a	n/a	$ 60,530

PROPOSAL 2—ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing our stockholders an opportunity to indicate whether they support our Named Executive Officer compensation as described in this proxy statement. This advisory vote, commonly referred to as "say on pay," is not intended to address any specific item of compensation, but instead relates to the tabular disclosures regarding Named Executive Officer compensation, and the narrative disclosure accompanying the tabular presentation. These disclosures allow you to view the trends in our executive compensation program and the application of our compensation philosophies for the years presented.

The Compensation Committee believes an effective compensation program should be one that is designed to recruit and keep top quality executive leadership focused on attaining long-term corporate goals and increasing stockholder value. We believe that our executive compensation program is designed to reasonably and fairly recruit, motivate, retain and reward our executives for achieving our objectives and goals.

Accordingly, the Board of Directors unanimously recommends that stockholders vote in favor of the following resolution:

> **"Resolved, that the stockholders approve the compensation of the Company's named executive officers as disclosed in this proxy statement pursuant to the rules of the Securities and Exchange Commission, including the compensation tables and the related footnotes and narrative disclosures."**

Although this vote is advisory and is not binding on the Company, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions. The proposal will be approved by the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the matter.

The Board of Directors recommends that you vote FOR the approval of the resolution approving the compensation of the Company's named executive officers.

PROPOSAL 3—ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are seeking an advisory vote on the every three year frequency with which say-on-pay votes, similar to Proposal 2 in this proxy statement, should be held in the future. This advisory vote is commonly referred to as "say on frequency." Stockholders may also abstain from voting on this proposal.

Triennial Recommendation: We recommend that our stockholders select a frequency of three years, or a triennial vote. Our executive compensation program is designed to support long-term value creation, and a triennial vote will allow stockholders to better judge our executive compensation program in relation to our long-term performance. One of the core principles of our executive compensation program is to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we grant awards with multi-year service periods to encourage our Named Executive Officers to focus on long-term performance, and recommend a triennial vote which would allow our executive compensation programs to be evaluated over a similar time-frame and in relation to our long-term performance. In addition, a triennial vote will provide us with the time to thoughtfully respond to stockholders' sentiments and implement any necessary changes. We carefully review changes to our executive compensation program to maintain the consistency and credibility of the program which is important in motivating and retaining our employees. We therefore believe that a triennial vote is an appropriate frequency to provide our Compensation Committee sufficient time to thoughtfully consider stockholders' input and to implement any appropriate changes to our executive compensation program, in light of the timing that would be required to implement any decisions related to such changes. Because this proposal is advisory, it will not be binding on the Company. However, the Board of Directors values our stockholders' opinions, and the Board will consider the outcome of the vote when determining the frequency of future advisory votes on executive compensation.

The Board of Directors recommends that you select EVERY THREE YEARS on the proposal recommending the frequency of advisory votes on executive compensation. Stockholders may also abstain from voting on this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of four Directors who are independent, as defined in Rule 5605(a)(2) of the Marketplace Rules of the Nasdaq Stock Market. The Audit Committee operates under a written Audit Committee charter adopted and approved by the Board of Directors. In accordance with its written charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the Company, and the quality and integrity of financial reports and other financial information provided by the Company to any governmental body or to the public. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on whether the audited financial statements are in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee has reviewed and discussed with the Company's management and Grant Thornton LLP ("Grant Thornton"), the Company's independent registered public accounting firm, the audited financial statements of the Company for the year ended October 31, 2012. The Audit Committee also discussed with Grant Thornton, the matters required to be discussed by Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton's communications with the Audit Committee concerning independence and has discussed with Grant Thornton such independent auditors' independence. The Audit Committee has also considered whether Grant Thornton's provision of services to the Company beyond those rendered in connection with their audit and review of the Company's financial statements is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012 for filing with the Securities and Exchange Commission.

This report is submitted by the Audit Committee.

George G. Goodrich, Chairman
Cloyd J. Abruzzo
Gary A. Oatey
John J. Tanis

SUBMISSION OF STOCKHOLDERS' PROPOSALS AND ADDITIONAL INFORMATION.

The Company must receive by October 14, 2013 any proposal of a stockholder intended to be presented at the 2014 Annual Meeting of Stockholders of the Company (the "2014 Meeting") and to be included in the Company's proxy, notice of meeting and proxy statement related to the 2014 meeting pursuant to Rule 14a-8 under the Exchange Act. Such proposals must be addressed to Shiloh Industries, Inc., 880 Steel Drive, Valley City, Ohio 44280 and should be submitted to the attention of Thomas Dugan by certified mail, return receipt requested. Proposals of stockholders submitted outside the processes of Rule 14a-8 under the Exchange Act ("Non-Rule 14a-8 Proposals") in connection with the 2014 Meeting must be received by the Company by December 28, 2013 or such proposals will be considered untimely under Rule 14a-4(c) of the Exchange Act. The Company's proxy related to the 2014 Meeting will give discretionary authority to the proxy holders to vote with respect to all Non-Rule 14a-8 Proposals received by the Company after December 28, 2013.

The Company will furnish without charge to each person whose proxy is being solicited, upon written request of any such person, a copy of the Annual Report on Form 10-K of the Company for the fiscal year ended October 31, 2012, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto. Requests for additional copies of such Annual Report on Form 10-K should be emailed to: investor@shiloh.com.

SOLICITATION OF PROXIES

The Company will bear the costs of soliciting proxies from its stockholders. In addition to the use of the mails, proxies may be solicited by the Directors, officers and employees of the Company by personal interview or telephone. Such Directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection with such solicitation. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Common Stock held of record by such persons, and the Company will reimburse such brokerage houses, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection with such solicitation.

OTHER MATTERS

The Directors know of no other matters which are likely to be brought before the Annual Meeting. The Company did not receive notice by December 28, 2012 of any other matter intended to be raised by a stockholder at the Annual Meeting. Therefore, the enclosed proxy card grants to the persons named in the proxy card the authority to vote in their best judgment regarding all other matters properly raised at the Annual Meeting.

By Order of the Board of Directors

/s/ David J. Hessler
DAVID J. HESSLER
Secretary

February 11, 2013

IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. EVEN IF YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE PROMPTLY COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. NEW FOR THE 2013 ANNUAL MEETING, REGISTERED STOCKHOLDERS CAN NOW CAST THEIR VOTE ELECTRONICALLY AT www.envisionreports.com/SHLO.

PROXY **PROXY**

SHILOH INDUSTRIES, INC.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL STOCKHOLDERS MEETING ON MARCH 13, 2013,

The undersigned hereby constitutes and appoints Curtis E. Moll and David J. Hessler, his true and lawful agents and proxies with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Shiloh Industries, Inc. to be held at the MTD Products Inc Lodge, 6029 Grafton Road, Valley City, Ohio, 44280 on Wednesday, March 13, 2013, at 10:00 a.m., and at any adjournments or postponements thereof, as follows and in accordance with their judgment upon any other matters coming before said meeting.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, SEE REVERSE SIDE, AND SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF DIRECTIONS ARE NOT INDICATED, WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.

YOUR VOTE IS IMPORTANT.

SEE REVERSE SIDE

(change of address)

PLEASE MARK, DATE AND SIGN THIS PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE.

____

____

____

____

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

(If you have written in the above space, please mark the corresponding box on the reverse side of this card.)

FOLD AND DETACH HERE

SHILOH INDUSTRIES, INC.
PLEASE MARK VOTE IN BOX IN THE FOLLOWING MANNER USING DARK INK ONLY.

	For All	Withhold All	For All Except
1. Election of Directors—			
Nominees:	☐	☐	
Cloyd J. Abruzzo			☐
George G. Goodrich			☐
Dieter Kaesgen			☐

	For	Against	Abstain
2. Advisory approval of compensation of named executives as disclosed in the Proxy Statement.	☐	☐	☐

	3 Years	2 Years	1 Year	Abstain
3. Advisory vote on the frequency of the advisory vote on the compensation of the named executive officers disclosed in the Proxy Statement.	☐	☐	☐	☐

To attend meeting, mark the box. ☐

To change your address, mark the box. ☐

Dated: ______________________________

Signature(s) ______________________________

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

YOUR VOTE IS IMPORTANT

PLEASE MARK, DATE AND SIGN THIS PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2012 **Commission file no. 0-21964**

Shiloh Industries, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**51-0347683**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

880 Steel Drive, Valley City, Ohio 44280
(Address of principal executive offices-zip code)

(330) 558-2600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, Par Value $0.01 Per Share

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Do not check if a small reporting company)

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in the Exchange Act Rule 12b-2). Yes ☐ No ☒

Aggregate market value of Common Stock held by non-affiliates of the registrant as of April 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, at a closing price of $9.19 per share as reported by the Nasdaq Global Market, was approximately $51,756,196. Shares of Common Stock beneficially held by each executive officer and director and their respective spouses have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock outstanding as of December 21, 2012 was 16,904,255

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the following document are incorporated by reference into Part III of this Annual Report on Form 10-K: the Proxy Statement for the registrant's 2013 Annual Meeting of Stockholders (the "Proxy Statement").

INDEX TO ANNUAL REPORT ON FORM 10-K

Table of Contents

		Page
	PART I:	
Item 1.	Business	3
Item 1B.	Unresolved Staff Comments	7
Item 2.	Properties	8
Item 3.	Legal Proceedings	8
Item 4.	Mine Safety Disclosures	8
	PART II:	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	9
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Item 8.	Financial Statements and Supplementary Data	22
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	49
Item 9A.	Controls and Procedures	49
Item 9B.	Other Information	49
	PART III:	
Item 10.	Directors and Executive Officers of the Registrant	50
Item 11.	Executive Compensation	51
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	51
Item 13.	Certain Relationships and Related Transactions	51
Item 14.	Principal Accountant Fees and Services	51
	PART IV:	
Item 15.	Exhibits and Financial Statement Schedules	52

PART I— FINANCIAL INFORMATION

SHILOH INDUSTRIES, INC.

PART I

Item 1. Business

General

Shiloh Industries, Inc. is a Delaware corporation organized in 1993. Unless otherwise indicated, all references to the "Company" or "Shiloh" refer to Shiloh Industries, Inc. and its consolidated subsidiaries. The Company's principal executive offices are located at 880 Steel Drive, Valley City, Ohio 44280 and its telephone number is (330) 558-2600. The Company's website is located at http://www.shiloh.com. On its website, you can obtain a copy of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material electronically with, or furnishes it to, the Securities and Exchange Commission. A copy of these filings is available to all interested parties upon written request to Thomas M. Dugan, Vice President of Finance and Treasurer, at the Company's corporate offices. The Company does not incorporate its website into this Form 10-K, and information on the website is not and should not be considered part of this document.

The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document the Company files with the Securities and Exchange Commission ("SEC") at its Public Reference Room at 100 F Street, N.W., Washington D.C. 20549. You may obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

Shiloh is a leading supplier providing light weighting and noise, vibration and harshness (NVH) solutions to automotive, commercial vehicle and other industrial markets. Shiloh delivers these solutions through design engineering and manufacturing of first operation blanks, engineered welded blanks, complex stampings and modular assemblies. In addition, Shiloh is a designer and engineer of precision tools and dies and welding and assembly equipment for use in its blanking, welded blank and stamping operations and for sale to original equipment manufacturers ("OEMs"), Tier I automotive suppliers and other industrial customers. The Company's blanks, which are engineered two dimensional shapes cut from flat-rolled steel, are principally sold to automotive and truck OEMs and are used for exterior and structural components, such as fenders, hoods and doors. These blanks include first operation exposed and unexposed blanks and more advanced engineered welded blanks. Engineered welded blanks generally consist of two or more sheets of steel of the same or different material grade, thickness or coating that are welded together utilizing both mash seam resistance and laser welding.

The Company's complex stampings and modular assemblies include components used in the structural and powertrain systems of a vehicle. Structural systems include body-in-white applications and structural underbody modules. Powertrain systems consist of deep draw components, such as oil pans and transmission pans. Additionally, the Company provides a variety of intermediate steel processing services, such as oiling, leveling, cutting-to-length, slitting, edge trimming of hot and cold-rolled steel coils and inventory control services for automotive and steel industry customers. The Company has fourteen wholly owned subsidiaries at locations in Georgia, Kentucky, Michigan, Ohio, Tennessee and Mexico.

The Company conducts its business and reports its information as one operating segment.

History

The Company's origins date back to 1950 when its predecessor, Shiloh Tool & Die Mfg. Company, began to design and manufacture precision tools and dies. As an outgrowth of its precision tool and die expertise, Shiloh Tool & Die Mfg. Company expanded into blanking and stamping operations in the early 1960s. In April 1993, Shiloh Industries, Inc. was organized as a Delaware corporation to serve as a holding company for its operating subsidiaries and, in July 1993, completed an initial public offering of its common stock, par value $0.01 per share ("Common Stock").

In November 1999, the Company acquired the automotive division of MTD Products Inc ("MTD Automotive"). MTD Holdings Inc (the parent of MTD Products Inc) and the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products are owners of the Company's outstanding shares of Common Stock, making MTD a related party of the Company.

Products and Manufacturing Processes

Revenues derived from the Company's products were as follows:

	Years Ended October 31,	
	2012	2011
	(dollars in thousands)	
Engineered welded blanks	$ 287,604	$ 246,255
Complex stampings and modular assemblies	157,531	123,949
Blanking	92,387	97,908
Steel processing, tools, dies, scrap and other	48,552	49,631
Total	$ 586,074	$ 517,743

The Company produces engineered welded blanks using both the mash seam resistance and laser weld processes. The engineered welded blanks that are produced generally consist of two or more sheets of steel of the same or different material grade, thickness or coating welded together into a single flat panel. The primary distinctions between mash seam resistance and laser welding are weld bead appearance and cost.

The Company's complex stamping operations produce engineered stampings and modular assemblies. Stamping is a process in which steel is passed through dies in a stamping press in order to form the steel into three-dimensional parts. The Company produces complex stamped parts using precision single stage, progressive, deep draw and transfer dies, which the Company either designs and manufactures or sources from third parties. Some stamping operations also provide value-added processes such as welding, assembly and painting capabilities. The Company's complex stampings and modular assemblies are principally used as components for body-in-white, powertrain, seat frames and other structural body components for automobiles.

The Company produces steel blanks in its blanking operations. Blanking is a process in which flat-rolled steel is cut into precise two-dimensional shapes by passing steel through a press, employing a blanking die. These blanks, which are used principally by manufacturers in the automobile, heavy truck, and lawn and garden industries, are used by the Company's automotive and heavy truck customers for automobile exterior and structural components, including fenders, hoods, doors and side panels, and heavy truck wheel rims and brake components and by the Company's lawn and garden customers for lawn mower decks.

To a lesser extent, the Company provides the service of steel processing and processes flat-rolled steel principally for primary steel producers and manufacturers that require processed steel for end-product manufacturing purposes. The Company also processes flat-rolled steel for internal blanking and stamping operations. The Company either purchases hot-rolled, cold-rolled or coated steel from primary steel producers located throughout the Midwest or receives the steel on a toll-processing basis and does not acquire ownership of it. Cold-rolled and hot-rolled steel often go through additional processing operations to meet the requirements of end-product manufacturers. The Company's additional processing operations include slitting, cutting-to-length, edge trimming, roller leveling and quality inspecting of flat-rolled steel.

Slitting is the cutting of coiled steel to precise widths. Cutting-to-length produces steel cut to specified lengths ranging from 12 inches to 168 inches. Edge trimming removes a specified portion of the outside edges of the coiled steel to produce a uniform width. Roller leveling flattens the steel by applying pressure across the width of the steel to make the steel suitable for blanking and stamping. To achieve high quality and productivity and to be responsive to customers' just-in-time supply requirements, most of the Company's steel processing operations are computerized and have combined several complementary processing lines, such as slitting and cutting-to-length at single facilities. In addition to cleaning, leveling and cutting steel, the Company inspects steel to detect mill production flaws and utilizes computers to provide both visual displays and documented records of the thickness maintained throughout the entire coil of steel. The Company also performs inventory control services for some customers.

The Company also designs, engineers and produces precision tools and dies, and weld and secondary assembly equipment. To support the manufacturing process, the Company supplies or sources from third parties the tools and dies used in the blanking and stamping operations and the welding and secondary assembly equipment used to manufacture modular systems. Advanced technology is maintained to create products and processes that fulfill customers' advanced product requirements. The Company has computerized most of the design and engineering portions of the tool and die production process to reduce production time and cost.

International Operation

The Company's international operation, which is located in Mexico, is subject to various risks that are more likely to affect this operation than the Company's domestic operations. These include, among other things, exchange rate controls and currency restrictions, currency fluctuations, changes in local economic conditions, unsettled political conditions, security risk and foreign government-sponsored boycotts of the Company's products or services for noncommercial reasons. The identifiable assets associated with the Company's international operation are located where the Company believes the risks to be minimal.

Customers

The Company produces blanked and stamped parts and processed flat-rolled steel for a variety of industrial customers. The Company supplies steel blanks, stampings and modular assemblies primarily to North American automotive manufacturers and stampings to Tier 1 automotive suppliers. The Company also supplies blanks and stampings to manufacturers in the lawn and garden and heavy duty truck and trailer industries. Finally, the Company processes flat-rolled steel for a number of primary steel producers.

The Company's largest customer is General Motors Company ("General Motors"). The Company has been working with General Motors for more than 25 years and operates a vendor-managed program to supply blanks, which program includes on-site support staff, electronic data interchange, logistics support, a just-in-time delivery system and engineered welded blanks. As a result of the acquisition of MTD Automotive in November 1999, Ford Motor Company ("Ford") became another significant customer. The Company supplies Ford with blanks, deep draw stampings and modular assemblies. The Company also does business with Chrysler Group LLC ("Chrysler"), and supplies Chrysler with engineered welded blanks, blanks, and deep draw stampings. In addition, the Company also supplies complex stampings and modular assemblies to Nissan USA ("Nissan").

In fiscal 2012, General Motors and Chrysler accounted for approximately 24.5% and 19.0%, respectively of the Company's revenues. No other individual customer accounted for more than 10% of the Company's revenues in fiscal 2012. At October 31, 2012 and 2011, General Motors accounted for 23.4% and 31.4% of the Company's accounts receivable, respectively and Chrysler accounted for 23.2% and 18.7% of the Company's accounts receivable, respectively.

Sales and Marketing

The Company operates a sales and technical center in Canton, Michigan, which center is in close proximity to certain of its automotive customers. The sales and marketing organization is structured to efficiently service all of the Company's key customers and directly market the Company's automotive and steel processing products and services. The sales force is organized to enable the Company to target sales and marketing efforts at four distinct types of customers, which include OEM customers, Tier 1 suppliers and steel consumers and producers.

The Company's engineering staff provides total program management, technical assistance and advanced product development support to customers during the product development stage of new vehicle design.

Operations and Engineering

The Company operates eight manufacturing facilities in the United States and one manufacturing facility in Mexico, along with technical centers in Canton, Michigan and Valley City, Ohio that coordinate advanced product and process development and applications with its customers and its manufacturing facilities. The Company's manufacturing facilities and technical centers are strategically located close to its customers' engineering organizations and fabricating-assembly plants. Each facility of the Company is focused on meeting the business strategy of the Company by optimizing its performance in quality, cost and delivery.

Raw Materials

The basic materials required for the Company's operations are hot-rolled, cold-rolled and coated steel. The Company obtains steel from a number of primary steel producers and steel service centers. The majority of the steel is purchased through customers' steel buying programs. Under these programs, the Company purchases steel at the steel price that its customers negotiated with the steel suppliers. These suppliers include AK Steel, AreclorMittal, Severstal and U.S. Steel. Although the Company takes ownership of the steel, the customers are responsible for all steel price fluctuations. Most of the steel owned by the Company is purchased domestically. A portion of the steel processing products and services is provided to customers on a toll processing basis.

Under these arrangements, the Company charges a specified fee for operations performed without acquiring ownership of the steel and being burdened with the attendant costs of ownership and risk of loss. Through centralized purchasing, the Company attempts to purchase raw materials at the lowest competitive prices for the quantity purchased. The amount of steel available for processing is a function of the production levels of primary steel producers.

Competition

Competition for sales of steel blanks and engineered welded blanks is intense, coming from numerous companies, including independent domestic and international suppliers, and from internal divisions of OEMs, as well as independent domestic and international Tier I and Tier II suppliers, some of which have blanking facilities. Competitors for engineered welded blanks include TWB Company, LLC, ArcelorMittal Tailored Blanks Americas, Delaco AMTB,and Worthington Specialty Processing. Competition for sales of automotive stamping and assemblies is also intense. Primary competitors in North America for the engineered stamping and assembly business are L&W Inc., Flex-n-Gate, Midway Products Group., Narmco Group and Van -Rob. The methods of competition with these companies in blanks, engineered welded blanks and automotive stampings and assemblies are product quality, price, delivery, location and engineering capabilities. Shiloh is the only supplier of engineered welded blanks that is not affiliated with a steel company.

Employees

As of November 30, 2012, the Company had approximately 1,430 employees. A total of approximately 40 employees at one of the Company's subsidiaries are covered by a collective bargaining agreement that is due to expire in November 2017.

Backlog

A significant portion of the Company's business pertains to automobile platforms for various model years. Orders against these platforms are subject to releases by the customer and are not considered technically firm. Backlog, therefore, is not a meaningful indicator of future performance.

Seasonality

The Company typically experiences decreased revenue and operating income during its first fiscal quarter of each year, usually resulting from generally lower overall automobile production during November and December. The Company's revenues and operating income in its third fiscal quarter can also be affected by the typically lower automobile production activities in June and July due to manufacturers' plant shutdowns and new model changeovers of production lines.

Environmental Matters

The Company is subject to environmental laws and regulations concerning emissions to the air, discharges to waterways and generation, handling, storage, transportation, treatment and disposal of waste and hazardous materials.

The Company is also subject to laws and regulations that can require the remediation of contamination that exists at current or former facilities. In addition, the Company is subject to other federal and state laws and regulations regarding health and safety matters. Each of the Company's production facilities has permits and licenses allowing and regulating air emissions and water discharges. While the Company believes that at the present time its production facilities are in substantial compliance with environmental laws and regulations, these laws and regulations are constantly evolving and it is impossible to predict whether compliance with these laws and regulations may have a material adverse effect on the Company in the future.

ISO 14001 is a voluntary international standard issued in September 1996 by the International Organization for Standardization. ISO 14001 identifies the elements of an Environmental Management System ("EMS") necessary for an organization to effectively manage its effect on the environment. The ultimate objective of the standard is to integrate the EMS with overall business management processes and systems so that environmental considerations are a routine part of business decisions. All of the Company's facilities are ISO 14001 certified. The Company has completed the certification process at each of its nine manufacturing facilities for the latest and highest international quality standard for the automotive industry, ISO/TS 16949:2002. The Company believes this certification is a market requirement for doing business in the automotive industry.

Segment and Geographic Information

The Company conducts its business and reports its information as one operating segment-Automotive Products. The Chief Executive Officer of the Company has been identified as the chief operating decision maker because he has final authority over performance assessment and resource allocation decisions. In determining that one operating segment is appropriate, the Company considered the nature of the business activities, the existence of managers responsible for the operating activities and information presented to the Board of Directors for its consideration and advice. Furthermore, the Company is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies predominately for the automotive and heavy truck markets. Customers and suppliers are substantially the same among operations, and all processes entail the acquisition of steel and the processing of the steel for use in the automotive industry.

Revenues from the Company's foreign subsidiary in Mexico were $36,647 and $29,740 for fiscal years 2012 and 2011, respectively. These revenues represent 6.3% of total revenues for fiscal 2012 and 5.7% of total revenues for fiscal year 2011. Long-lived assets consist primarily of net property, plant and equipment. Long-lived assets of the Company's foreign subsidiary totaled $14,302 and $14,708 at October 31, 2012 and 2011, respectively. The consolidated long-lived assets of the Company totaled $121,263 and $123,971 at October 31, 2012 and 2011, respectively.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company believes substantially all of its property and equipment is in good condition and that it has sufficient capacity to meet its current operational needs. The Company's facilities, all of which are owned are as follows:

Subsidiary	Facility Name	Location	Square Footage	Year Occupied	Description of Use
Medina Blanking, Inc.	**Medina Blanking**	**Valley City, Ohio**	**255,000**	**1986**	**Blanking/Engineered Welded Blanks/Engineering and Development**
Medina Blanking, Inc.	Ohio Welded Blank	Valley City, Ohio	254,000	2000	Engineered Welded Blanks
Medina Blanking, Inc.	**Bowling Green Manufacturing**	**Bowling Green, Kentucky**	**83,000**	**2011**	**Blanking/Tool and Die Production/ Complex Stamping and Modular Assembly**
VCS Properties, LLC		Valley City, Ohio	260,000	1977	(Closed)
Liverpool Coil Processing, Incorporated	**LCPI**	**Valley City, Ohio**	**244,000**	**1990**	**Steel Processing Services/ Complex Stamping and Modular Assembly/ Administration**
Shiloh Automotive, Inc.	Liverpool Manufacturing	Valley City, Ohio	260,000	1999	(Closed)
Sectional Stamping, Inc.	**Wellington Stamping**	**Wellington, Ohio**	**235,000**	**1987**	**Complex Stamping and Modular Assembly**
Greenfield Die & Manufacturing Corp.	Canton Manufacturing	Canton, Michigan	170,000	1996	Engineered Welded Blanks/ Complex Stamping and Modular Assembly/ Sales and Marketing/ Engineering and Development
Jefferson Blanking Inc.	**Jefferson Blanking**	**Pendergrass, Georgia**	**185,500**	**1998**	**Blanking/Engineered Welded Blanks/ Complex Stamping and Modular Assembly**
Shiloh Industries, Inc., Dickson Manufacturing Division	Dickson Manufacturing	Dickson, Tennessee	242,000	2000	Complex Stamping and Modular Assembly
Shiloh de Mexico S. A. de C.V.	**Saltillo Welded Blank**	**Saltillo, Mexico**	**153,000**	**2000**	**Engineered Welded Blanks/ Complex Stamping and Modular Assembly**

Item 3. Legal Proceedings

The Company is involved in various lawsuits arising in the ordinary course of business. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the Nasdaq Global Market under the symbol "SHLO." On December 20, 2012, the closing price for the Company's Common Stock was $10.75 per share.

The Company's Common Stock commenced trading on the Nasdaq National Market on June 29, 1993. The table below sets forth the high and low bid prices for the Company's Common Stock for its four quarters in each of 2012 and 2011.

	2012		2011	
Quarter	High	Low	High	Low
1st	$ 8.85	$ 7.11	$13.75	$10.09
2nd	$10.77	$ 7.84	$13.67	$10.56
3rd	$11.50	$ 8.93	$11.57	$ 9.73
4th	$11.50	$ 9.04	$12.34	$ 7.87

As of the close of business on December 20, 2012, there were 86 stockholders of record for the Company's Common Stock. The Company believes that the actual number of stockholders of the Company's Common Stock exceeds 400. The Company did not repurchase any of the Company's equity securities during fiscal 2012.

Please see Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters for securities authorized for issuance under equity compensation plans.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***
(Dollars in thousands, except per share data)

General

Shiloh is a supplier of numerous parts to both automobile original equipment manufactures ("OEMs") and, as a Tier II supplier, to Tier I automotive part manufacturers who in turn supply OEMs. The parts that the Company produces supply many models of vehicles manufactured by nearly all vehicle manufacturers that produce vehicles in North America. As a result, the Company's revenues are heavily dependent upon the North American production of automobiles and light trucks, particularly production of traditional domestic manufacturers, such as General Motors, Chrysler and Ford. According to industry statistics, traditional domestic manufacturer production for fiscal 2012 increased by 11.0% and total North American car and light truck production for fiscal 2012 increased by 19.3%, in each case compared with production for fiscal 2011. The continued viability of the traditional domestic manufacturers is critical to the profitability of the Company.

Another significant factor affecting the Company's revenues is the Company's ability to successfully bid on the production and supply of parts for models that will be newly introduced to the market by the OEMs. These new model introductions typically go through a start of production phase with build levels that are higher than normal because the consumer supply network is filled to ensure adequate supply to the market, resulting in an increase in the Company's revenues for related parts at the beginning of the cycle.

Plant utilization levels are very important to profitability because of the capital-intensive nature of the Company's operations. At October 31, 2012, the Company's facilities were operating at approximately 56.0%, compared to 46.8% capacity at October 31, 2011. The Company defines capacity as 20 working hours per day and five days per week (i.e. 3-shift operation). Utilization of capacity is dependent upon the releases against customer purchase orders that are used to establish production schedules and manpower and equipment requirements for each month and quarterly period of the fiscal year.

The significant majority of the steel purchased by the Company's stamping and engineered welded blank operations is purchased through customers' steel programs. Under these programs, the customer negotiates the price for steel with the steel suppliers. The Company pays for the steel based on these negotiated prices and passes on those costs to the customer. Although the Company takes ownership of the steel, these customers are responsible for all steel price fluctuations under these programs. The Company also purchases steel directly from domestic primary steel producers and steel service centers. Domestic steel pricing has generally been rising on increased demand. Finally, the Company blanks and processes steel for some of its customers on a toll processing basis. Under these arrangements, the Company charges a tolling fee for the operations that it performs without acquiring ownership of the steel and being burdened with the attendant costs of ownership and risk of loss. Toll processing operations result in lower revenues but higher gross margins than operations where the Company takes ownership of the steel. Revenues from operations involving directly owned steel include a component of raw material cost whereas toll processing revenues do not.

Engineered scrap steel is a planned by-product of the Company's processing operations and part of our quoted cost to each customer. Net proceeds from the disposition of scrap steel contribute to gross margin by offsetting the increases in the cost of steel and the attendant costs of quality and availability. Changes in the price of steel impact the Company's results of operations because raw material costs are by far the largest component of cost of sales in processing directly owned steel. The Company actively manages its exposure to changes in the price of steel, and, in most instances, passes along the rising price of steel to its customers.

Company's Response to Current Economic Conditions Affecting the Automotive Industry

The production of cars and light trucks for fiscal year 2012 in North America according to industry forecasts (published by IHS Automotive), was approximately 15,270,000 units, which reflects an improvement of 19.3% over fiscal year 2011's vehicle production of approximately 12,800,000 units. The increased production units for fiscal year 2012 has surpassed the pre-crisis industry average production for the years 2005 to 2008 of 14,928,000 units. The improved vehicle production reflects an improvement in economic conditions and consumer demand. However, the automotive industry's recovery over the past several quarters remain susceptible to the impacts that consumer income and confidence levels, housing sales, gasoline prices, automobile discount and incentive offers, and perceptions about global economic stability have on consumer spending and could adversely impact consumer demand for vehicles.

The Company continues its approach of monitoring closely the customer release volumes as the overall outlook for the global economy has begun to soften amid concerns of continued high levels of unemployment and geopolitical unrest.

The Company continues to follow its previously implemented action plans to respond to changes in customer production volumes. These include:

- **Challenging customer releases**. The Company's production scheduling is based on releases that are received weekly for thirteen week periods. The releases drive manning levels and inventory purchases. The Company's operations personnel review the releases each week to ensure that the releases are not overly optimistic, a problem that seems to impact Tier I customers and not OEM manufacturing plants.

- **Inventory orders**. The Company's operations personnel monitor daily the ordering and receipt of production material to ensure that inventory will be readily consumed in the manufacturing process and that cash outlays for purchases coincide with receipts for sale of parts to the Company's customers.

- **Manning levels.** The Company's operations personnel also monitor daily the level of personnel required to fulfill the production schedule by operating the equipment that produces the parts (direct personnel) and to support the direct personnel efforts (indirect, technical, and administrative staff). Manning is reviewed daily to react as necessary.

- **Discretionary spending in support of operations.** The Company's operating personnel also monitor the spending required for repair and maintenance, purchases of supplies consumed in operating production equipment and indirect support of operations, such as material handling equipment and utilities.

These daily activities are factored into forecasts for each plant, and are consolidated to provide forecasts of operating results on a weekly and monthly basis, to reflect the latest developments in terms of customer intelligence and new awards of business. This process is intended to address the cash needs of the Company considering capital asset and tooling needs related to new business as well as ongoing cash requirements for operations, payroll, pension contributions, debt repayment requirements, contingencies and other matters.

All of the above actions are intended to ensure that controllable variable spending is in line with the forecast of sales as indicated by the customer releases against open purchase orders. Actions are also initiated to monitor selling, general and administrative costs as well.

The Company also assesses the level of working capital risk with each customer by monitoring accounts receivable and payable levels to ensure that net balances are either equal or in favor of the Company. The Company also reviews compliance of the Company's customers with terms and conditions of their purchase orders and gathers market intelligence on the customers to consider in assessing any risk in the collection process.

With the conclusion of fiscal 2012, the Company continues to exercise caution as the next fiscal year has begun. The same disciplined approach that was followed in fiscal years 2012 and earlier remains in place. According to industry forecasts, car and light truck production is predicted to increase to approximately 15,520,000 units, which represents a 1.7% improvement over fiscal year 2012's production levels. The Company's approach to monitoring customer release volumes and the adjustment of the Company's cost structure, as described above, remains appropriate to aid the Company in controlling costs and maintaining or improving profitability. The Company therefore intends to adjust manning levels and discretionary spending in support of operations as necessary in relation to customer releases as the releases are updated. In addition, these steps demonstrate the Company's intent to stay focused on efficient cost management, to generate cash with a focus on working capital management and capital investment efficiency and to maintain liquidity and covenant compliance with its amended and restated Credit and

Security Agreement dated April 19, 2011.

During the third quarter of fiscal 2012, the Company entered into negotiations to sell its Mansfield Blanking facility, which ceased operations in December 2011. As a result, the Company recorded an asset impairment charge of $1,552 to reduce the Mansfield real property to an estimated fair value of $1,400 based on an independent assessment that considered recent sales of similar properties and a submitted offer to acquire the real property. In addition, during the third quarter of fiscal 2012, the Company recorded an impairment charge of $392 to reduce the value of long lived assets to their estimated fair value. The fair value of machinery and equipment, as determined using level 3 inputs, was zero as the items were worn equipment for which the Company had no further use and limited value in the used equipment market. During the fourth quarter of fiscal 2012, the Company sold the real property and building for $1,400 in cash.

Impairment recoveries of $2,778 were recorded during fiscal 2012 for cash received upon sales of assets from the Company's Mansfield Blanking facility of $1,551, which was impaired in fiscal 2010, and from the Company's Liverpool Stamping Facility of $1,159, which was impaired in fiscal 2009, with the remaining $68 of recoveries coming from other assets impaired in prior periods. Impairment recoveries of $230 were recorded during fiscal 2011 for cash received upon sales of assets from the Company's Liverpool Stamping facility.

During the third quarter of fiscal 2011, the Company recorded a restructuring charge of $352 based on a negotiated settlement with approximately 90 employees for severance and health insurance related to the previously announced planned closure of the Company's plant in Mansfield, Ohio. During the third quarter of 2012, the Company reduced the restructuring charges by $30 as a result of certain employees not meeting the requirements for obtaining severance payments.

Due to uncertain market conditions for industrial real estate, during the fourth quarter of fiscal 2011, the Company recorded an asset impairment charge of $324 to reduce the carrying value of real property of the Company's VCS Properties facility to a fair value of $1,900 based primarily on an independent assessment that considered recent sales of similar properties, as well as an income approach.

Critical Accounting Policies

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company believes its estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. The Company has identified the following items as critical accounting policies and estimates utilized by management in the preparation of the Company's preceding financial statements. These estimates were selected because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to these policies are initially based on the Company's best estimates at the time they are recorded. Adjustments are charged or credited to income and the related balance sheet account when actual experience differs from the expected experience underlying the estimates. The Company makes frequent comparisons of actual experience and expected experience in order to mitigate the likelihood that material adjustments will be required.

Revenue Recognition. The Company recognizes revenue both for sales from toll processing and sales of products made with Company owned steel when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectability of revenue is reasonably assured. The Company records revenues upon shipment of product to customers and transfer of title under standard commercial terms. Price adjustments, including those arising from resolution of quality issues, price and quantity discrepancies, surcharges for fuel and/or steel and other commercial issues are recognized in the period when management believes that such amounts become probable, based on management's estimates.

Allowance for Doubtful Accounts. The Company evaluates the collectability of accounts receivable based on several factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, a general allowance for doubtful accounts is estimated based on historical experience of write-offs and the current financial condition of customers. The financial condition of the Company's customers is dependent on, among other things, the general economic environment, which may substantially change, thereby affecting the recoverability of amounts due to the Company from its customers.

The Company carefully assesses its risk with each of its customers and considers compliance with terms and conditions, aging of the customer accounts, intelligence learned through contact with customer representatives and its net account receivable / account payable position with customers, if applicable, in establishing the allowance.

Inventory Reserves. Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out basis. Where appropriate, standard cost systems are used to determine cost and the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are based upon current economic conditions, historical sales quantities and patterns, and in some cases, the specific risk of loss on specifically identified inventories.

The Company values inventories on a regular basis to identify inventories on hand that may be obsolete or in excess of current future projected market demand. For inventory deemed to be obsolete, the Company provides a reserve for the full value of the inventory, net of estimated realizable value. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates future demand. Additional inventory reserves may be required if actual market conditions differ from management's expectations.

The Company continues to monitor purchases of inventory to insure that receipts coincide with shipments, thereby reducing the economic risk of holding excessive levels of inventory that could result in long holding periods or in unsalable inventory leading to losses in conversion.

Income Taxes. The Company utilizes the asset and liability method in accounting for income taxes. Income tax expense includes U.S. and international income taxes minus tax credits and other incentives that will reduce tax expense in the year they are claimed. Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial accounting and income tax basis of assets and liabilities and operating losses and tax credit carryforwards. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The Company assesses both positive and negative evidence when measuring the need for a valuation allowance. Evidence typically assessed includes the operating results for the most recent three-year period and, to a lesser extent because of inherent uncertainty, the expectations of future profitability, available tax planning strategies, the time period over which the temporary differences will reverse and taxable income in prior carryback years if carryback is permitted under the tax law. The calculation of the Company's tax liabilities also involves dealing with uncertainties in the application of complex tax laws and regulations. The Company recognizes liabilities for uncertain income tax positions based on the Company's estimate of whether, and the extent to which, additional taxes will be required. The Company reports interest and penalties related to uncertain income tax positions as income taxes.

Impairment of Long-lived Assets. The Company has historically performed an annual impairment analysis of long-lived assets, which only includes property, plant and equipment since the Company has no intangible assets. However, when significant events, which meet the definition of a "triggering event" in the context of assessing asset impairments, occur within the industry or within the Company's primary customer base, an interim impairment analysis is performed. The analysis consists of reviewing the next five years outlook for sales, profitability, and cash flow for each of the Company's manufacturing plants and for the overall Company. The five-year outlook considers known sales opportunities for which purchase orders exist, potential sale opportunities that are under development, third party forecasts of North American car builds (published by IHS Automotive), and the potential sales that could result from new manufacturing process additions and lastly, strategic geographic localities that are important to servicing the automotive industry. All of this data is collected as part of our annual planning process and is updated with more current Company specific and industry data when an interim period impairment analysis is deemed necessary. In concluding the impairment analysis, the Company incorporates a sensitivity analysis by probability weighting the achievement of the forecasted cash flows by plant and achievements of cash flows that are 20% greater and less than the forecasted amounts.

The property, plant and equipment included in the analysis for each plant represents factory facilities devoted to the Company's manufacturing processes and the related equipment within each plant needed to perform and support those processes. The property, plant and equipment of each plant form each plant's asset group and typically certain key assets in the group form the primary processes at that plant that generate revenue and cash flow for that facility. Certain key assets have a life of ten to twelve years and the remainder of the assets in the asset group are shorter-lived assets that support the key processes. When the analysis indicates that estimated future undiscounted cash flows of a plant are less than the net carrying value of the long-lived assets of such plant, to the extent that the assets cannot be redeployed to another plant to generate positive cash flow, the Company will record an impairment charge, reducing the net carrying value of the fixed assets (exclusive of land and buildings, the fair value of which would be assessed through appraisals) to zero. Alternative courses of action to recover the carrying amount of the long-lived asset group are typically not considered due to the limited-use nature of the equipment and the full utilization of their useful life. Therefore, the equipment is of limited value in a used-equipment market. The depreciable lives of the Company's fixed assets are generally consistent between years unless the assets are devoted to the manufacture of a customized automotive part and the equipment has limited reapplication opportunities. If the production of that part concludes earlier than expected, the asset life is shortened to fully amortize its remaining value over the shortened production period.

The Company cannot predict the occurrence of future impairment-triggering events. Such events may include, but are not limited to, significant industry or economic trends and strategic decisions made in response to changes in the economic and competitive conditions impacting the Company's business. Based on the current facts, the Company recorded an impairment charge related to long-lived assets of $1,944 in the third quarter of fiscal 2012 and $324 in the fourth quarter of fiscal 2011. See Note 2 to the consolidated financial statements for a discussion of the impairment charges recorded in fiscal 2012 and fiscal 2011. The Company continues to assess impairment to long-lived assets based on expected orders from the Company's customers and current business conditions.

The key assumptions related to the Company's forecasted operating results could be adversely impacted by, among other things, decreases in estimated North American car builds during the forecast period, the inability of the Company or its major customers to maintain their respective forecasted market share positions, the inability of the Company to achieve the forecasted levels of operating margins on parts produced, and a deterioration in property values associated with manufacturing facilities.

Group Insurance and Workers' Compensation Accruals. The Company is self-insured for group insurance and workers' compensation claims and reviews these accruals on a monthly basis to adjust the balances as determined necessary. The Company reviews historical claims data and lag analysis as the primary indicators of the accruals.

Additionally, the Company reviews specific large insurance claims to determine whether there is a need for additional accrual on a case-by-case basis. Changes in the claim lag periods and the specific occurrences could materially impact the required accrual balance period-to-period. The Company carries excess insurance coverage for group insurance and workers' compensation claims exceeding a range of $160-170 and $100-500 per plan year, respectively, dependent upon the location where the claim is incurred. At October 31, 2012 and 2011, the amount accrued for group insurance and workers' compensation claims was $2,597 and $2,233, respectively. The self-insurance reserves established are a result of safety statistics, changes in employment levels, number of open and active workers' compensation cases, and group insurance plan design features. The Company does not self-insure for any other types of losses.

Share-Based Payments. The Company records compensation expense for the fair value of nonvested stock option awards over the remaining vesting period. The Company has elected to use the simplified method to calculate the expected term of the stock options outstanding at five to six years and has utilized historical weighted average volatility. The Company determines the volatility and risk-free rate assumptions used in computing the fair value using the Black-Scholes option-pricing model, in consultation with an outside third party.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the stock-based award and stock price volatility. The assumptions used are management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that depicted in the financial statements. In addition, the Company has estimated a 20% forfeiture rate. If actual forfeitures materially differ from the estimate, the share-based compensation expense could be materially different.

Pension and Other Post-retirement Costs and Liabilities. The Company has recorded significant pension and other post-retirement benefit liabilities that are developed from actuarial valuations. The determination of the Company's pension liabilities requires key assumptions regarding discount rates used to determine the present value of future benefit payments and the expected return on plan assets. The discount rate is also significant to the development of other post-retirement liabilities. The Company determines these assumptions in consultation with, and after input from, its actuaries.

The discount rate reflects the estimated rate at which the pension and other post-retirement liabilities could be settled at the end of the year. The Company uses the Principal Pension Discount Yield Curve ("Principal Curve") as the basis for determining the discount rate for reporting pension and retiree medical liabilities. The Principal Curve has several advantages to other methods, including: transparency of construction, lower statistical errors, and continuous forward rates for all years. At October 31, 2012, the resulting discount rate from the use of the Principal Curve was 3.75%, a decrease of 1.25% from a year earlier that resulted in an increase of the benefit obligation of approximately $13,728. A change of 25 basis points in the discount rate at October 31, 2012 would increase or decrease expense on an annual basis by approximately $4.

The assumed long-term rate of return on pension assets is applied to the market value of plan assets to derive a reduction to pension expense that approximates the expected average rate of asset investment return over ten or more years. A decrease in the expected long-term rate of return will increase pension expense whereas an increase in the expected long-term rate will reduce pension expense. Decreases in the level of plan assets will serve to increase the amount of pension expense whereas increases in the level of actual plan assets will serve to decrease the amount of pension expense. Any shortfall in the actual return on plan assets from the expected return will increase pension expense in future years due to the amortization of the shortfall, whereas any excess in the actual return on plan assets from the expected return will reduce pension expense in future periods due to the amortization of the excess. A change of 25 basis points in the assumed rate of return on pension assets would increase or decrease pension assets by approximately $124.

The Company's investment policy for assets of the plans is to maintain an allocation generally of 0% to 70% in equity securities, 0% to 70% in debt securities, and 0% to 10% in real estate. Equity security investments are structured to achieve an equal balance between growth and value stocks. The Company determines the annual rate of return on pension assets by first analyzing the composition of its asset portfolio. Historical rates of return are applied to the portfolio. The Company's investment advisors and actuaries review this computed rate of return. Industry comparables and other outside guidance are also considered in the annual selection of the expected rates of return on pension assets.

For the twelve months ended October 31, 2012, the actual return on pension plans' assets for all of the Company's plans approximated 10.41% to 10.46%, which is above the expected rate of return on plan assets of 7.50% used to derive pension expense. The long term expected rate of return takes into account years with exceptional gains and years with exceptional losses.

Actual results that differ from these estimates may result in more or less future Company funding into the pension plans than is planned by management. Based on current market investment performance, the Company anticipates that contributions to the Company's defined benefit plans will decrease in fiscal 2013, and that pension expense will decrease in fiscal 2013.

Results of Operations

Year Ended October 31, 2012 Compared to Year Ended October 31, 2011

REVENUES. Sales for fiscal 2012 were $586,074, an increase of $68,331 over fiscal 2011 of $517,743, or 13.2%. Sales increased during fiscal 2012 as a result of increased production volumes of the North American car and light truck manufacturers, especially the traditional domestic manufacturers, the Company's major customers. According to industry statistics, North American car and light truck production for fiscal 2012 increased 19.3% from production levels of fiscal 2011 led by a recovery by the traditional Japanese manufacturers, as they rebounded from the March 2011 earthquake and tsunami. For traditional domestic manufacturer, the production increase for fiscal 2011 was 11.0% compared with production levels in fiscal 2011. Sales were slightly impacted by a reduction in demand for the heavy truck industry that the Company also serves.

GROSS PROFIT. Gross profit for fiscal 2012 was $50,735 compared to gross profit of $38,936 in fiscal 2011, an increase of $11,799, or 30.3%. Gross profit as a percentage of sales was 8.7% for fiscal 2012 and 7.5% fiscal 2011. Gross profit in fiscal 2012 was favorably impacted by approximately $16,900 from the increased sales volume. Gross profit margin was unfavorably affected by a change in sales mix to increased sales with steel ownership and increasing material costs, net of revenue realized from the sales of engineered scrap during fiscal 2012 compared to fiscal 2011, resulting in a net material increase of approximately $6,300. In addition, manufacturing expenses were reduced by approximately $1,200 during fiscal 2012 compared to fiscal 2011. Personnel and personnel related expenses, increased by approximately $2,900 as the Company's workforce was increased in anticipation of improved production volumes, planning for future launches, and planning for further increases in North American vehicle production volumes. Expenses for repairs and maintenance and manufacturing supplies increased by approximately $500. These increases were offset by a reduction in depreciation and utilities of approximately $4,600.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses of $27,519 for fiscal 2012 were $3,861 more than selling, general and administrative expenses of $23,658 for the prior year. As a percentage of sales, these expenses were 4.7% of sales for fiscal 2012 and 4.6% for fiscal 2011. The increase in selling, general and administrative expenses reflects higher personnel and personnel related expenses of approximately $2,800 as a result of an increase in the Company's workforce and an increase of approximately $1,050 in other administrative expenses.

ASSET IMPAIRMENT AND RESTRUCTURING CHARGES. During the third quarter of fiscal 2012, the Company entered into negotiations to sell its Mansfield Blanking facility, which ceased operations in December 2011. As a result, the Company recorded an asset impairment charge of $1,552 to reduce the Mansfield real property to an estimated fair value of $1,400 based on an independent assessment that considered recent sales of similar properties and a submitted offer to acquire the real property. In addition, during the third quarter of fiscal 2012, the Company recorded an impairment charge of $392 to reduce the value of long lived assets to their estimated fair value. The fair value of machinery and equipment, as determined using level 3 inputs, was zero as the items were worn equipment for which the Company had no further use and limited value in the used equipment market. During the fourth quarter of fiscal 2012, the Company sold the real property and building for $1,400 in cash.

Impairment recoveries of $2,778 were recorded during fiscal 2012 for cash received upon sales of assets from the Company's Mansfield Blanking facility of $1,551, which was impaired in fiscal 2010, and from the Company's Liverpool Stamping Facility of $1,159, which was impaired in fiscal 2009, with the remaining $68 of recoveries coming from other assets impaired in prior periods. Impairment recoveries of $230 were recorded during fiscal 2011 for cash received upon sales of assets from the Company's Liverpool Stamping facility.

During the third quarter of fiscal 2011, the Company recorded a restructuring charge of $352 based on a negotiated settlement with approximately 90 employees for severance and health insurance related to the previously announced planned closure of the Company's plant in Mansfield, Ohio. During the third quarter of 2012, the Company reduced the restructuring charges by $30 as a result of certain employees not meeting the requirements for obtaining severance payments.

Due to uncertain market conditions for industrial real estate, during the fourth quarter of fiscal 2011, the Company recorded an asset impairment charge of $324 to reduce the carrying value of real property of the Company's VCS Properties facility to a fair value of $1,900 based primarily on an independent assessment that considered recent sales of similar properties, as well as an income approach.

OTHER. Interest expense for fiscal 2012 was $1,525, compared to interest expense of $1,714 for fiscal 2011. Interest expense decreased from the prior year as a result of a reduced level of average borrowed funds and the impact of the amended and restated Credit and Security Agreement, which lowered the weighted average interest rate during fiscal 2012 compared to the prior year. Borrowed funds averaged $27,622 during fiscal 2012 and the weighted average interest rate was 2.82%. In fiscal 2011, borrowed funds averaged $28,552 while the weighted average interest rate was 3.03%.

Other expense, net was $48 for fiscal 2012 compared to a net expense of $40 for fiscal 2011. Other expense in both fiscal 2012 and 2011 is the result of currency transaction losses realized by the Company's Mexican subsidiary.

The provision for income taxes in fiscal 2012 was an expense of $8,981 on income before taxes of $22,507 for an effective tax rate of 39.9%. In fiscal year 2011 the provision for income taxes was $5,236 on income before taxes of $13,081 for an effective tax rate of 40.0%. The effective tax rate for fiscal 2012 and 2011 included the losses of the Company's Mexican subsidiary, for which no tax benefit could be recorded. The effective tax rate for fiscal 2012 has decreased 0.1 percentage points compared to fiscal 2011 primarily from a decrease in Shiloh's uncertain tax positions with an offsetting increase in the valuation allowance for foreign tax credits utilized in the United States.

NET INCOME. The net income for fiscal 2012 was $13,526, or $0.80 per share, diluted compared to net income in fiscal year 2011 of $7,845 or $0.47 per share, diluted.

Liquidity and Capital Resources

On April 19, 2011, the Company entered into an amended and restated Credit and Security Agreement (the "Agreement") with a syndicate of lenders led by The Privatebank and Trust Company, as co-lead arranger, sole book runner and administrative agent and PNC Capital Markets, LLC as co-lead arranger and PNC Bank, National Association, as syndication agent. The Agreement amends and restates in its entirety the Company's Credit Agreement, dated as of August 1, 2008.

The Agreement has a five-year term and provides for an $80 million secured revolving line of credit which may be increased up to $120 million subject to the Company's pro forma compliance with financial covenants, the administrative agent's approval and the Company obtaining commitments for such increase. The Company is permitted to prepay the borrowings under the revolving credit facility without penalty.

Borrowings under the Agreement bear interest, at the Company's option, at the LIBOR or the base (or "prime") rate established from time to time by the administrative agent, in each case plus an applicable margin set forth in a matrix based on the Company's leverage ratio. In addition to interest charges, the Company will pay in arrears a quarterly commitment fee ranging from 0.375% - 0.750% based on the Company's daily revolving exposure. At October 31, 2012, the interest rate for the credit facility was 2.71% for Eurodollar rate loans and 4.25% for base rate loans.

The Agreement contains customary restrictive and financial covenants, including covenants regarding the Company's outstanding indebtedness and maximum leverage and fixed charge coverage ratios. The Agreement specifies that the leverage ratio shall not exceed 2.25 to 1.00 to the conclusion of the Agreement. Also, the Agreement specifies that the fixed charge ratio shall not be less than 2.50 to 1.00 to the conclusion of the Agreement. The Company was in compliance with the financial covenants as October 31, 2012 and 2011.

The Agreement specifies that upon the occurrence of an event or condition deemed to have a material adverse effect on the business or operations of the Company, as determined by the administrative agent of the lending syndicate or the required lenders, defined as 51% of the aggregate commitment under the Agreement, the outstanding borrowings become due and payable at the option of the required lenders. The Company does not anticipate at this time any change in business conditions or operations that could be deemed a material adverse effect by the lenders.

Borrowings under the Agreement are collateralized by a first priority security interest in substantially all of the tangible and intangible property of the Company and its domestic subsidiaries and 65% of the stock of foreign subsidiaries.

On January 31, 2012, the Company entered into a First Amendment Agreement (the "First Amendment") to the Agreement. The First Amendment continues the Company's revolving line of credit up to $80 million through April 2016 with a modification to the calculation of the fixed charge coverage ratio to allow for payment of a special dividend declared on February 1, 2012 and other modifications to allow the Company to participate in certain customer-sponsored financing arrangements allowing for early, discounted payment of Company invoices.

After considering letters of credit of $1,748 that the Company has issued, available funds under the Credit Agreement were $57,102 at October 31, 2012.

In July 2012, the Company entered into a finance agreement with an insurance broker for various insurance policies that bears interest at a fixed rate of 2.53% and requires monthly payments of $75 through April 2013. As of October 31, 2012, $447 remained outstanding under this agreement and were classified as current debt in the Company's consolidated balance sheets.

Scheduled repayments under the terms of the Credit Agreement plus repayments of other debt for the next five years are listed below:

Year	Amended Credit Agreement	Other Debt	Total
2013	$ —	$ 447	$ 447
2014	—	—	—
2015	—	—	—
2016	21,150	—	21,150
Total	$ 21,150	$ 447	$ 21,597

At October 31, 2012, total debt was $21,597 and total equity was $107,403, resulting in a capitalization rate of 16.7% debt, 83.3% equity. Current assets were $127,839 and current liabilities were $85,475 resulting in positive working capital of $42,364.

For fiscal year ended October 31, 2012, operations generated $34,367 of cash flow compared to $33,519 in fiscal year 2011, before changes in working capital.

Working capital changes since October 31, 2011 were a use of funds of $13,686. During fiscal 2012, accounts receivable have increased by $1,026 in connection with the increased sales volume experienced in fiscal 2012. Inventory increased by $10,711 since the end of fiscal 2011. Considering the increase in overdraft balances of $4,843, accounts payable, net have increased $6,419.

The increase in production inventory of approximately $3,834 is the result of increased sales volume along with increased sales with steel ownership.

The increase in tooling inventories of approximately $6,877 is for customer reimbursed tooling related to new program awards that go into production throughout fiscal 2013.

Proceeds from the sale of assets during fiscal 2012 were $4,370 resulting from the sale of the Mansfield Blanking real property and building and the sale of previously impaired machinery and equipment assets primarily from the Company's Mansfield Blanking and Liverpool Stamping facilities.

In the second quarter of fiscal 2012, the Board of Directors of the Company declared a special dividend of $0.50 per share that was paid on February 21, 2012 resulting a use of cash of $8,422.

Cash capital expenditures in fiscal 2012 were $17,095. The Company had unpaid capital expenditures of approximately $802 at the end of fiscal 2012 and such amounts are included in accounts payable and excluded from capital expenditures in the accompanying consolidated statement of cash flows.

The Company continues to closely monitor business conditions that are currently affecting the automotive industry and therefore, to closely monitor the Company's working capital position to insure adequate funds for operations. The Company anticipates that funds from operations will be adequate to meet the obligations of the amended and restated Credit and Security Agreement through maturity of the agreement in April 2016, as well as pension contributions of $5,321 during fiscal 2013, capital expenditures for fiscal 2013 and repayment of the other debt of $447.

As of October 31, 2012, the Company has $1,860 of commitments for capital expenditures and $6,120 of commitments under non-cancelable operating leases. These capital expenditures in 2013 are for the support of current and new business, expected increases in existing business and enhancements of production processes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

New Accounting Standards

The new accounting standard, "Comprehensive Income", becomes effective for fiscal years beginning after December 15, 2011 which for the Company would be the first quarter ending January 31, 2013. This standard requires that other comprehensive income be presented as either a separate statement, or as an addition to the statement of income and prohibits the presentation of other comprehensive income in the statement of shareholders' equity. As the Company has historically presented other comprehensive income as part of the statement of shareholders' equity, the Company will have to retroactively restate its financial statements for this change upon adoption of this accounting standard.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements with GAAP and International Financial Reporting Standards ("IFRS"). This guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in GAAP and IFRS and that their respective fair value measurement and disclosure requirements are the same. This amendment is effective for a reporting entity's interim and annual periods beginning after December 15, 2011. We adopted the guidance of the fair value accounting standard as required by this amendment, and it did not have a material impact on our disclosures, financial position or results of operations for the year ended October 31, 2012.

Effect of Inflation, Deflation

Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. The level of inflation has not had a material effect on the Company's financial results for the past three years.

In periods of decreasing prices, deflation occurs and may also affect the Company's results of operations. With respect to steel purchases, the Company's purchases of steel through customers' resale steel programs protects recovery of the cost of steel through the selling price of the Company's products. For non-resale steel purchases, the Company coordinates the cost of steel purchases with the related selling price of the product.

FORWARD-LOOKING STATEMENTS

Certain statements made by the Company in this Annual Report on Form 10-K regarding earnings or general belief in the Company's expectations of future operating results are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements are statements that relate to the Company's operating performance, events or developments that the Company believes or expects to occur in the future, including those that discuss strategies, goals, outlook, or other non-historical matters, or that relate to future sales, earnings expectations, cost savings, awarded sales, volume growth, earnings or general belief in the Company's expectations of future operating results. The forward-looking statements are made on the basis of management's assumptions and expectations. As a result, there can be no guarantee or assurance that these assumptions and expectations will in fact occur. The forward-looking statements are subject to risks and uncertainties that may cause actual results to materially differ from those contained in the statements. Some, but not all of the risks, include the ability of the Company to accomplish its strategic objectives with respect to implementing its sustainable business model; the ability to obtain future sales; changes in worldwide economic and political conditions, including adverse effects from terrorism or related hostilities; costs related to legal and administrative matters; the Company's ability to realize cost savings expected to offset price concessions; inefficiencies related to production and product launches that are greater than anticipated; changes in technology and technological risks; increased fuel and utility costs; work stoppages and strikes at the Company's facilities and those of the Company's customers; the Company's dependence on the automotive and heavy truck industries, which are highly cyclical; the dependence of the automotive industry on consumer spending, which is subject to the impact of domestic and international economic conditions, including increased energy costs affecting car and light truck production, and regulations and policies regarding international trade; financial and business downturns of the Company's customers or vendors, including any production cutbacks or bankruptcies; increases in the price of, or limitations on the availability of, steel, the Company's primary raw material, or decreases in the price of scrap steel; the successful launch and consumer acceptance of new vehicles for which the Company supplies parts; the occurrence of any event or condition that may be deemed a material adverse effect under the amended and restated Credit Agreement; pension plan funding requirements; and other factors, uncertainties, challenges and risks detailed in the Company's other public filings with the Securities and Exchange Commission. Any or all of these risks and uncertainties could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements reflect management's analysis only as of the date of the filing of this Annual Report on Form 10-K. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosures contained herein, readers should carefully review risks and uncertainties contained in other documents the Company files from time to time with the Securities and Exchange Commission.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	23
Consolidated Balance Sheets at October 31, 2012 and 2011	24
Consolidated Statements of Income for the two years ended October 31, 2012	25
Consolidated Statements of Cash Flows for the two years ended October 31, 2012	26
Consolidated Statements of Stockholders' Equity for the two years ended October 31, 2012	27
Notes to Consolidated Financial Statements	28

The following Financial Statement Schedule for the two years ended October 31, 2012 is included in Item 15 of this Annual Report on Form 10-K:

Schedule II - Valuation and Qualifying Accounts and Reserves	53

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Shiloh Industries, Inc.

We have audited the accompanying consolidated balance sheets of Shiloh Industries, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of October 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years then ended. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15 (a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shiloh Industries, Inc. and subsidiaries as of October 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
December 21, 2012

SHILOH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands)

	October 31, 2012	October 31, 2011
ASSETS:		
Cash and cash equivalents	$ 174	$ 20
Accounts receivable, net	77,556	76,632
Related-party accounts receivable	536	434
Income tax receivable	1,201	1,688
Inventories, net	44,687	33,976
Deferred income taxes	2,153	2,228
Prepaid expenses	1,532	1,725
Total current assets	127,839	116,703
Property, plant and equipment, net	117,101	121,467
Deferred income taxes	3,294	918
Other assets	868	1,586
Total assets	$ 249,102	$ 240,674
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current debt	$ 447	$ 428
Accounts payable	63,633	57,214
Other accrued expenses	21,395	23,733
Total current liabilities	85,475	81,375
Long-term debt	21,150	25,700
Long-term benefit liabilities	32,819	24,019
Other liabilities	2,255	1,928
Total liabilities	141,699	133,022
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 per share; 5,000,000 shares authorized; no shares issued and outstanding at October 31, 2012 and October 31, 2011, respectively	—	—
Common stock, par value $.01 per share; 25,000,000 shares authorized; 16,902,755 and 16,762,428 shares issued and outstanding at October 31, 2012 and October 31, 2011, respectively	169	168
Paid-in capital	65,120	63,950
Retained earnings	73,425	68,321
Accumulated other comprehensive loss: Pension related liability, net	(31,311)	(24,787)
Total stockholders' equity	107,403	107,652
Total liabilities and stockholders' equity	$ 249,102	$ 240,674

The accompanying notes are an integral part of these consolidated financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Years Ended October 31,	
	2012	**2011**
Revenues	$ 586,074	$ 517,743
Cost of sales	535,339	478,807
Gross profit	50,735	38,936
Selling, general and administrative expenses	27,519	23,658
Asset impairment (recovery), net	(834)	94
Restructuring charges (recovery)	(30)	352
Operating income	24,080	14,832
Interest expense	1,525	1,714
Interest income	—	3
Other (expense), net	(48)	(40)
Income before income taxes	22,507	13,081
Provision for income taxes	8,981	5,236
Net income	$ 13,526	$ 7,845
Earnings per share:		
Basic earnings per share	$ 0.80	$ 0.47
Basic weighted average number of common shares	16,813	16,716
Diluted earnings per share	$ 0.80	$ 0.47
Diluted weighted average number of common shares	16,904	16,859

The accompanying notes are an integral part of these consolidated financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	Years Ended October 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 13,526	$ 7,845
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	18,793	22,367
Amortization of deferred financing costs	325	513
Asset impairment (recovery)	(834)	94
Recovery of restructuring charge	(30)	—
Deferred income taxes	1,898	1,920
Stock-based compensation expense	754	799
Gain on sale of assets	(65)	(19)
Changes in operating assets and liabilities:		
Accounts receivable	(1,026)	(4,006)
Inventories	(10,711)	(13,057)
Prepaids and other assets	676	399
Payables and other liabilities	(3,116)	3,698
Accrued income taxes	491	(262)
Net cash provided by operating activities	20,681	20,291
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(17,095)	(18,452)
Proceeds from sale of assets	4,370	248
Net cash used in investing activities	(12,725)	(18,204)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends	(8,422)	(2,004)
Decrease in overdraft balances	4,843	1,436
Proceeds from long-term borrowings	24,700	28,750
Repayments of long-term borrowings	(29,250)	(29,950)
Payment of deferred financing costs	(90)	(906)
Proceeds from exercise of stock options	417	573
Net cash used in financing activities	(7,802)	(2,101)
Net increase (decrease) in cash and cash equivalents	154	(14)
Cash and cash equivalents at beginning of period	20	34
Cash and cash equivalents at end of period	$ 174	$ 20
Supplemental Cash Flow Information:		
Cash paid for interest	$ 1,237	$ 1,316
Cash paid for income taxes	$ 6,306	$ 3,202

The accompanying notes are an integral part of these consolidated financial statements.

SHILOH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollar amounts in thousands)

	Common Stock ($.01 Par Value)	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
November 1, 2010	$ 166	$62,317	$ 62,480	$ (22,784)	$ 102,179
Net income	—	—	7,845	—	7,845
Pension liability, net of tax benefit of $1,003	—	—	—	(2,003)	(2,003)
Comprehensive income	—	—	—	—	5,842
Payment of dividends	—	—	(2,004)	—	(2,004)
Exercise of stock options	2	571	—	—	573
Stock-based compensation cost	—	799	—	—	799
Tax benefit on stock options	—	263	—	—	263
October 31, 2011	$ 168	$63,950	$ 68,321	$ (24,787)	$ 107,652
Net income	—	—	13,526	—	13,526
Pension liability, net of tax effect of $4,199	—	—	—	(6,524)	(6,524)
Comprehensive income	—	—	—	—	7,002
Payment of dividends	—	—	(8,422)	—	(8,422)
Exercise of stock options	1	416	—	—	417
Stock-based compensation cost	—	754	—	—	754
Tax benefit on stock options	—	—	—	—	—
October 31, 2012	$ 169	$65,120	$ 73,425	$ (31,311)	$ 107,403

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Summary of Significant Accounting Policies

General

Shiloh Industries, Inc. and its subsidiaries ("the Company") is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies for the automotive, heavy truck and other industrial markets. In addition, the Company is a designer and engineer of precision tools and dies and welding and assembly equipment for use in its blanking and stamping operations and for sale to original equipment manufacturers ("OEMs"), Tier I automotive suppliers and other industrial customers. The Company's blanks, which are engineered two dimensional shapes cut from flat-rolled steel, are principally sold to automotive and truck OEMs and are used for structural and exterior steel components, such as support brackets, frame sides, fenders, hoods and doors. These blanks include first operation exposed and unexposed blanks and more advanced engineered welded blanks. Engineered welded blanks generally consist of two or more sheets of steel of the same or different material grade, thickness, or coating that are welded together utilizing both mash seam resistance and laser welding. The Company's stampings are principally used as components in mufflers, seat frames, structural rails, window lifts, heat shields, vehicle brakes and other structural body components.

The Company also builds modular assemblies, which include components used in the structural and powertrain systems of a vehicle. Structural systems include bumper beams, door impact beams, steering column supports, chassis components and structural underbody modules. Powertrain systems consist of deep draw components, such as oil pans, transmission pans and valve covers. Additionally, the Company provides a variety of intermediate steel processing services, such as oiling, leveling, cutting-to-length, multi-blanking, slitting, edge trimming of hot and cold-rolled steel coils and inventory control services for automotive and steel industry customers. The Company has fourteen wholly-owned subsidiaries at locations in Georgia, Kentucky, Michigan, Ohio, Tennessee and Mexico.

MTD Holdings Inc (the parent of MTD Products Inc) and the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products are owners of approximately 50% of the Company's outstanding shares of Common Stock, making MTD a related party of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Shiloh Industries, Inc. and all wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Revenue Recognition

The Company recognizes revenue both for sales from toll processing and sales of products made with Company owned steel when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectability of revenue is reasonably assured. The Company records revenues upon shipment of product to customers and transfer of title under standard commercial terms. Price adjustments including those arising from resolution of quality issues, price and quantity discrepancies, surcharges for fuel and/or steel and other commercial issues are recognized in the period when management believes that such amounts become probable, based on management's estimates.

Shipping and Handling Costs

The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue and the costs incurred by the Company for shipping and handling are classified as costs of sales.

Inventories

Inventories are valued at the lower of cost or market, using the first-in first-out ("FIFO") method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, while major improvements are capitalized. The cost of these improvements is depreciated over their estimated useful lives. Useful lives range from three to twelve years for furniture and fixtures and machinery and equipment, or if the assets are dedicated to a customer program, over the estimated life of that program, ten to twenty years for land improvements and twenty to forty years for buildings and their related improvements. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. When assets are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is included in the earnings for the current period.

Employee Benefit Plans

The Company accrues the cost of defined benefit pension plans, in accordance with Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 715 "Compensation - Retirement Benefits." The plans are funded based on the requirements and limitations of the Employee Retirement Income Security Act of 1974. The majority of employees of the Company also participate in discretionary profit sharing plans administered by the Company. The Company also provides postretirement benefits to approximately 24 former employees.

Stock-Based Compensation

The Company records compensation cost for share-based awards based upon fair value. The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated based upon the Company's historical experience.

Income Taxes

The Company utilizes the asset and liability method in accounting for income taxes. Income tax expense includes U.S. and international income taxes minus tax credits and other incentives that will reduce tax expense in the year they are claimed. Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial accounting and income tax basis of assets and liabilities and operating losses and tax credit carryforwards. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The Company assesses both positive and negative evidence when measuring the need for a valuation allowance. Evidence typically assessed includes the operating results for the most recent three-year period and, to a lesser extent because of inherent uncertainty, the expectations of future profitability, available tax planning strategies, the time period over which the temporary differences will reverse and taxable income in prior carryback years if carryback is permitted under the tax law. The calculation of the Company's tax liabilities also involves dealing with uncertainties in the application of complex tax laws and regulations. The Company recognizes liabilities for uncertain income tax positions based on the Company's estimate of whether, and the extent to which, additional taxes will be required. The Company reports interest and penalties related to uncertain income tax positions as income taxes.

Impairment

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could cause an impairment include significant underperformance relative to the historical or projected future operating results, significant changes in the manner of the use of the assets or the strategy for the overall business or significant negative industry or economic trends. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable or the useful life has changed.

Comprehensive Income

Comprehensive income is defined as net income (loss) and changes in stockholders' equity from non-owner sources which, for the Company in the periods presented, consists of pension related liability adjustments.

Statement of Cash Flows Information

Cash and cash equivalents include checking accounts and all highly liquid investments with an original maturity of three months or less.

Concentration of Risk

The Company sells products to customers primarily in the automotive and heavy truck industries. Financial instruments, which potentially subject the Company to concentration of credit risk, are primarily accounts receivable. The Company performs on-going credit evaluations of its customers' financial condition. The allowance for non-collection of accounts receivable is based on the expected collectability of all accounts receivable. Losses have historically been within management's expectations. The Company does not have financial instruments with off-balance sheet risk. Refer to Note 14-Business Segment Information for discussion of concentration of revenues.

As of October 31, 2012, the Company had approximately 1,430 employees. A total of approximately 40 employees at one of the Company's subsidiaries are covered by a collective bargaining agreement that is due to expire in November 2017.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables and payables approximate fair value because of the short maturity of those instruments. The carrying value of the Company's debt is considered to approximate the fair value of these instruments based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

Derivative Financial Instruments

The Company does not engage in derivatives trading, market-making or other speculative activities. The intent of any contracts entered by the Company is to reduce exposure to currency movements affecting foreign currency purchase commitments. The Company's risks related to foreign currency exchange risks have historically not been material. The Company does not expect the effects of these risks to be material in the future based on current operating and economic conditions in the countries and markets in which it operates. These contracts are marked-to-market and the resulting gain or loss is recorded in the consolidated statements of income. As of October 31, 2012 and 2011, there were no foreign currency forward exchange contracts outstanding.

Guarantees

The Company has certain indemnification clauses within its credit facility and certain lease agreements that are considered to be guarantees within the scope of FASB ASC Topic 460, "Guarantees". The Company does not consider these guarantees to be probable and the Company cannot estimate the maximum exposure. Additionally, the Company's exposure to warranty-related obligations is not material.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon current available information. Actual results could differ from those estimates.

Prior Year Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Other New Accounting Standards

The new accounting standard, "Comprehensive Income", becomes effective for fiscal years beginning after December 15, 2011 which for the Company would be the first quarter ending January 31, 2013. This standard requires that other comprehensive income be presented as either a separate statement, or as an addition to the statement of income and prohibits the presentation of other comprehensive income in the statement of shareholders' equity. As the Company has historically presented other comprehensive income as part of the statement of shareholders' equity, the Company will have to retroactively restate its financial statements for this change upon adoption of this accounting standard.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements with GAAP and International Financial Reporting Standards ("IFRS"). This guidance amends certain accounting and disclosure requirements related to fair value measurements to ensure that fair value has the same meaning in GAAP and IFRS and that their respective fair value measurement and disclosure requirements are the same. This amendment is effective for a reporting entity's interim and annual periods beginning after December 15, 2011. We adopted the guidance of the fair value accounting standard as required by this amendment, and it did not have a material impact on our disclosures, financial position or results of operations for the year ended October 31, 2012.

Note 2—Asset Impairment and Restructuring Charges

During the third quarter of fiscal 2012, the Company entered into negotiations to sell its Mansfield Blanking facility, which ceased operations in December 2011. As a result, the Company recorded an asset impairment charge of $1,552 to reduce the Mansfield real property to an estimated fair value of $1,400 based on an independent assessment that considered recent sales of similar properties and a submitted offer to acquire the real property. In addition, during the third quarter of fiscal 2012, the Company recorded an impairment charge of $392 to reduce the value of long lived assets to their estimated fair value. The fair value of machinery and equipment, as determined using level 3 inputs, was zero as the items were worn equipment for which the Company had no further use and limited value in the used equipment market. During the fourth quarter of fiscal 2012, the Company sold the real property and building for $1,400 in cash.

Impairment recoveries of $2,778 were recorded during fiscal 2012 for cash received upon sales of assets from the Company's Mansfield Blanking facility of $1,551, which was impaired in fiscal 2010, and from the Company's Liverpool Stamping Facility of $1,159, which was impaired in fiscal 2009, with the remaining $68 of recoveries coming from other assets impaired in prior periods. Impairment recoveries of $230 were recorded during fiscal 2011 for cash received upon sales of assets from the Company's Liverpool Stamping facility.

During the third quarter of fiscal 2011, the Company recorded a restructuring charge of $352 based on a negotiated settlement with approximately 90 employees for severance and health insurance related to the previously announced planned closure of the Company's plant in Mansfield, Ohio. During the third quarter of 2012, the Company reduced the restructuring charges by $30 as a result of certain employees not meeting the requirements for obtaining severance payments.

Due to uncertain market conditions for industrial real estate, during the fourth quarter of fiscal 2011, the Company recorded an asset impairment charge of $324 to reduce the carrying value of real property of the Company's VCS Properties facility to a fair value of $1,900 based primarily on an independent assessment that considered recent sales of similar properties, as well as an income approach.

A summary of the charges included in the accompanying consolidated statements of income for fiscal 2012 and 2011, is below.

	2012	2011
Asset impairment, net	$ (834)	$ 94
Restructuring charges (recovery)	$(30)	$352

An analysis of restructuring charges and related reserves of the Company for fiscal 2012 is as follows:

	Restructuring Reserves at October 31, 2011	Reversal of Restructuring Charges	Cash Payments	Restructuring Reserves at October 31, 2012
Restructuring - Severance and benefits	$ 279	$ (30)	$ (249)	$ —

Note 3—Accounts Receivable

Accounts receivable are expected to be collected within one year and are net of an allowance for doubtful accounts in the amount of $482 and $568 at October 31, 2012 and 2011, respectively. The Company recognized net bad debt expense (credit) of $(164) and $425 during fiscal 2012 and 2011, respectively, in the consolidated statements of operations.

The Company continually monitors its exposure with its customers and additional consideration is given to individual accounts in light of the market conditions in the automotive industry.

Note 4—Inventories

Inventories consist of the following:

	October 31,	
	2012	**2011**
Raw materials	$ 17,705	$ 14,433
Work-in-process	6,236	5,612
Finished goods	8,513	8,575
Total material	32,454	28,620
Tooling	12,233	5,356
Total inventories	$ 44,687	$ 33,976

Total cost of inventory is net of reserves to reduce certain inventory from cost to net realizable value. Such reserves aggregated $55 and $566 at October 31, 2012 and 2011, respectively.

The increase in production inventory of approximately $3,834 is the result of increased sales volume along with increased sales with steel ownership.

The increase in tooling inventories of approximately $6,877 is for customer reimbursed tooling related to new program awards that go into production throughout fiscal 2013.

Note 5-Other Assets

	October 31,	
	2012	**2011**
Other assets consist of the following:		
Deferred financing costs, net	$ 685	$ 920
Other	183	666
Total	$ 868	$1,586

Deferred financing costs are amortized over the term of the debt. During fiscal 2012 and 2011, amortization of these costs amounted to $325 and $513, respectively. Accumulated amortization was $2,142 and $1,847 as of October 31, 2012 and 2011, respectively. In January 2012, the Company completed the amended and restated Credit and Security Agreement and capitalized $90 of new costs.

Note 6—Property, Plant and Equipment

Property, plant and equipment consist of the following:

	October 31, 2012	October 31, 2011
Land and improvements	$ 8,408	$ 9,671
Buildings and improvements	99,855	109,293
Machinery and equipment	341,568	342,557
Furniture and fixtures	11,372	11,450
Construction in progress	13,636	8,744
Total, at cost	474,839	481,715
Less: Accumulated depreciation	357,738	360,248
Property, plant and equipment, net	117,101	121,467

Depreciation expense was $18,793 and $22,367 in fiscal 2012 and 2011, respectively.

During the years ended October 31, 2012 and 2011, interest capitalized as part of property, plant and equipment was $34 and $204, respectively. The Company had unpaid capital expenditures of approximately $802 and $614 at October 31, 2012 and 2011, respectively, and such amounts are included in accounts payable at those dates and excluded from capital expenditures in the accompanying consolidated statements of cash flows for the fiscal years 2012 and 2011. The Company has commitments for capital expenditures of $1,860 at October 31, 2012 that will be incurred in 2013.

Note 7—Financing Arrangements

Debt consists of the following:

	October 31, 2012	October 31, 2011
Credit Agreement —interest at 2.87% and 2.79% at October 31, 2012 and October 31, 2011, respectively	$ 21,150	$ 25,700
Insurance broker financing agreement	447	428
Total debt	21,597	26,128
Less: Current debt	447	428
Total long-term debt	$ 21,150	$ 25,700

The weighted average interest rate of all debt was 2.82% and 3.03% for fiscal years 2012 and 2011, respectively.

On April 19, 2011, the Company entered into an amended and restated Credit and Security Agreement (the "Agreement") with a syndicate of lenders led by The Privatebank and Trust Company, as co-lead arranger, sole book runner and administrative agent and PNC Capital Markets, LLC as co-lead arranger and PNC Bank, National Association, as syndication agent. The Agreement amends and restates in its entirety the Company's Credit Agreement, dated as of August 1, 2008.

The Agreement has a five-year term and provides for an $80 million secured revolving line of credit (which may be increased up to $120 million subject to the Company's pro forma compliance with financial covenants, the administrative agent's approval and the Company obtaining commitments for such increase). The Company is permitted to prepay the borrowings under the revolving credit facility without penalty.Borrowings under the Agreement bear interest, at the Company's option, at the London Interbank Offered Rate ("LIBOR") or the base (or "prime") rate established from time to time by the administrative agent, in each case plus an applicable margin set forth in a matrix based on the Company's leverage ratio. In addition to interest charges, the Company will pay in arrears a quarterly commitment fee ranging from 0.375% - 0.750% based on the Company's daily revolving exposure. At October 31, 2012 and 2011, the interest rate for the credit facility was 2.71% and 2.75%, respectively for Eurodollar rate loans and 4.25% for base rate loans.

The Agreement contains customary restrictive and financial covenants, including covenants regarding the Company's outstanding indebtedness and maximum leverage and fixed charge coverage ratios. The Agreement specifies that the leverage ratio shall not exceed 2.25 to 1.00 to the conclusion of the Agreement. Also, the Agreement specifies that the fixed charge ratio shall not be less than 2.50 to 1.00 to the conclusion of the Agreement. The Company was in compliance with the financial covenants as of October 31, 2012 and 2011.

The Agreement specifies that upon the occurrence of an event or condition deemed to have a material adverse effect on the business or operations of the Company, as determined by the administrative agent of the lending syndicate or the required lenders, defined as 51% of the aggregate commitment under the Agreement, the outstanding borrowings become due and payable at the option of the required lenders. The Company does not anticipate at this time any change in business conditions or operations that could be deemed a material adverse effect by the lenders.

On January 31, 2012, the Company entered into a First Amendment Agreement (the "First Amendment") to the Agreement. The First Amendment continues the Company's revolving line of credit up to $80 million through April 2016 with a modification to the calculation of the fixed charge coverage ratio to allow for payment of a special dividend declared on February 1, 2012 and other modifications to allow the Company to participate in certain customer-sponsored financing arrangements allowing for early, discounted payment of Company invoices.

After considering letters of credit of $1,748 that the Company has issued, available funds under the Credit Agreement were $57,102 at October 31, 2012.

Borrowings under the Agreement are collateralized by a first priority security interest in substantially all of the tangible and intangible property of the Company and its domestic subsidiaries and 65% of the stock of foreign subsidiaries.

In July 2012, the Company entered into a finance agreement with an insurance broker for various insurance policies that bears interest at a fixed rate of 2.53% and requires monthly payments of $75 through April 2013. As of October 31, 2012, $447 remained outstanding under this agreement and was classified as current debt in the Company's condensed consolidated balance sheets.

Scheduled repayments under the terms of the Amended Credit Agreement plus repayments of other debt for the next five years are listed below:

Year	Amended Credit Agreement	Other Debt	Total
2013	$ —	$ 447	$ 447
2014	—	—	—
2015	—	—	—
2016	21,150	—	21,150
Total	$ 21,150	$ 447	$ 21,597

Note 8-Operating Leases

The Company leases material handling, manufacturing and office equipment under operating leases with terms that range from three to ten years at inception. The leases do not include step rent provisions, escalation clauses, capital improvement funding or other lease concessions that qualify the leases as a contingent rental. Also, the leases do not include a variable related to a published index. The Company's operating leases are charged to expense over the lease term, on a straight-line basis.

The longest lease term of the Company's current leases extends to June, 2017. Rent expense under operating leases for fiscal years 2012 and 2011 was $2,634 and $2,382, respectively. Future minimum lease payments under operating leases are as follows at October 31, 2012:

2013	$2,624
2014	561
2015	183
2016	91
2017	27

Note 9-Employee Benefit Plans

The Company maintains pension plans covering its employees. The Company also provides an unfunded postretirement health care benefit plan for approximately 24 retirees and their dependents. The measurement date for the Company's employee benefit plans coincides with its fiscal year end, October 31.

Obligations and Funded Status
At October 31

	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	$ (75,292)	$ (70,912)	$ (935)	$ (590)
Service cost	—	(140)	—	(7)
Interest cost	(3,683)	(3,821)	(45)	(30)
Amendments and settlements	—	—	—	98
Actuarial gain (loss)	(13,186)	(3,913)	18	(445)
Benefits paid	3,496	3,494	22	39
Benefit obligation at end of year	(88,665)	(75,292)	(940)	(935)
Change in plan assets:				
Fair value of plan assets at beginning of year	46,218	42,488	—	—
Actual return on plan assets	4,601	2,769	—	—
Employer contributions	5,907	4,455	22	39
Benefits paid	(3,496)	(3,494)	(22)	(39)
Fair value of plan assets at end of year	53,230	46,218	—	—
Funded status, benefit obligations in excess of plan assets	$ (35,435)	$ (29,074)	$ (940)	$ (935)

The above amounts are recorded in the liabilities section of the consolidated balance sheets as follows:

	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Other accrued expenses	$ (3,480)	$ (5,910)	$ (92)	$ (82)
Long-term benefit liabilities	(31,955)	(23,164)	(848)	(853)
Total	$ (35,435)	$ (29,074)	$ (940)	$ (935)

Components of Net Periodic Benefit Cost

	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Service cost	$ —	$ 140	$ —	$ 7
Interest cost	3,683	3,821	45	30
Expected return on plan assets	(3,251)	(2,821)	—	—
Amortization of net actuarial loss	1,040	1,245	54	61
Net periodic benefit cost	$ 1,472	$ 2,385	$ 99	$ 98

The Company expects to recognize in the consolidated statement of operations the following amounts that will be amortized from accumulated other comprehensive income in fiscal 2013.

	Pension Benefits	Other Post Retirement Benefits
Amortization of net actuarial loss	$1,392	$48

The Company has recognized the following cumulative pre-tax actuarial losses, prior service costs and transition obligations in accumulated other comprehensive income:

	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Net actuarial loss	$ 49,415	$ 38,619	$ 772	$ 844
Accumulated other comprehensive income	$ 49,415	$ 38,619	$ 772	$ 844

Additional Information

	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Increase (decrease) in minimum liability included in other comprehensive income	$(10,796)	$ (2,721)	$ 72	$ (286)

Assumptions

Weighted-average assumptions used to determine benefit obligations at October 31	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Discount rate	3.75%	5.00%	3.75%	5.00%

Weighted-average assumptions used to determine net periodic benefit costs for years ended October 31	Pension Benefits		Other Post Retirement Benefits	
	2012	2011	2012	2011
Discount rate	5.00%	5.50%	5.00%	5.50%
Expected long-term return on plan assets	7.50%	7.50%	—	—

These assumptions are used to develop the projected obligation at fiscal year end and to develop net periodic benefit cost for the subsequent fiscal year. Therefore, for fiscal 2012, the assumptions used to determine net periodic benefit costs were established at October 31, 2011, while the assumptions used to determine the benefit obligations were established at October 31, 2012.

The Company uses the Principal Pension Discount Yield Curve ("Principal Curve") as the basis for determining the discount rate for reporting pension and retiree medical liabilities. The Principal Curve has several advantages to other methods, including: transparency of construction, lower statistical errors, and continuous forward rates for all years. At October 31, 2012 the discount rate from the use of the Principal Curve was 3.75%, a decrease of 1.25% from a year ago that resulted in an increase of the benefit obligation of approximately $13,728.

The Company determines the annual rate of return on pension assets by first analyzing the composition of its asset portfolio. Historical rates of return are applied to the portfolio. The Company's outside investment advisors and actuaries review the computed rate of return. Industry comparables and other outside guidance are also considered in the annual selection of the expected rates of return on pension assets. The long-term expected rate of return on plan assets takes into account years with exceptional gains and years with exceptional losses.

Assumed health care trend rates at October 31	2012	2011
Health care cost trend rate assumed for next year	8.0%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	7.5%	7.5%
Year that the rate reaches the ultimate trend rate	2014	2013

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. The Company's trend rate was based on reduced health care claims experienced by a small and declining retiree population. A one-percentage point change in assumed healthcare cost trend rates would have the following effects at October 31, 2012:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 5	$ (4)
Effect on post retirement obligation	$ 47	$ (42)

Plan Assets

The Company has established a targeted asset allocation percentage by asset category and rebalances the assets of each plan when pension contributions are funded. The Company's pension plan weighted-average asset allocations at October 31, 2012 and 2011, by asset category and comparison to the target allocation percentage are as follows:

	Target Allocation Percentage	Plan Assets at October 31,	
		2012	2011
Asset Category			
Equity securities	0-70%	56%	68%
Debt securities	0-70%	38%	27%
Real estate	0-10%	6%	5%
Total		100%	100%

The Company's investment policy for assets of the plans is to obtain a reasonable long-term return consistent with the level of risk assumed. The Company also seeks to control the cost of funding the plans within prudent levels of risk through the investment of plan assets and the Company seeks to provide diversification of assets in an effort to avoid the risk of large losses and to maximize the return to the plans consistent with market and economic risk.

Fair Value

The plans' investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the plans for an asset or paid by the plans to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the plans' principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the plans have the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the plans' own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the plans to estimate the fair values of investments apply to investments held directly by the plans.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Pooled separate accounts: The fair values of participation units held in pooled separate accounts are based on their net asset values, as reported by the managers of the pooled separate accounts as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). With the exception of the Principal U.S. Property Separate Account, a fund sponsored by Principal Financial Group, investment and actuarial advisors of the Company, each of the pooled separate accounts invests in multiple securities. With the exception of the Principal U.S. Property Separate Account, each pooled separate account provides for daily redemptions by the plans with no advance notice requirements, and has redemption prices that are determined by the fund's net asset value per unit. Due to illiquidity of the underlying assets of the Principal U.S. Property Separate Account, which is an open-end, commingled real estate account and a separate account of Principal Life Insurance Company (Principal), Principal has imposed a withdrawal limitation which delays the payment of withdrawal requests and provides for payment of such requests on a pro rata basis as cash becomes available for distribution, as determined by Principal. While the fair value of the plans' interest in the Principal U.S. Property Separate Account has been determined based upon the net asset value of the Principal U.S. Property Separate Account, this fair value measurement is reported as including level 3 inputs because of the nature of the redemption restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments totaling $53,230 at October 31, 2012 and $46,218 at October 31, 2011 measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at October 31, 2012 Using			Fair Value Measurements at October 31, 2011 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments						
Equity						
Large U.S. Equity	$ 7,805	$ 10,027	$ —	$ 8,237	$ 10,495	$ —
Small/Mid U.S. Equity	2,632	3,710	—	2,510	4,446	—
International Equity	5,347	—	—	5,677	0	—
Fixed Income						
Government	—	281	—	—	285	—
Corporate	10,775	9,414	—	6,376	5,669	—
Real Estate (Primarily Commercial)	—	—	3,239	—	—	2,523
Total Investments	$ 26,559	$ 23,432	$ 3,239	$ 22,800	$ 20,895	$ 2,523

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended October 31, 2012 and 2011, including the reporting classifications for the applicable gains and losses.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Pooled Separate Account-Real Estate
Balance, November 1, 2010	$2,029
Total unrealized gains or losses included in change in net assets available for benefits of the plans:	
Net unrealized appreciation relating to assets held at end of year	494
Balance, October 31, 2011	2,523
Total unrealized gains or losses included in change in net assets available for benefits of the plans:	
Net unrealized appreciation relating to assets held at end of year	716
Balance, October 31, 2012	$3,239

Cash Flows

Contributions

The Company expects to contribute $5,321 to its pension plans in fiscal 2013, compared to $5,907 funded in fiscal 2012.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plans:

	Pension Benefits	Other Benefits
2013	$ 3,480	$ 92
2014	3,630	86
2015	3,900	82
2016	3,960	81
2017	4,230	74
2018-2022	23,300	308

Defined Contribution Plans

In addition to the defined benefit plans described above, the Company maintains a number of defined contribution plans. Under the terms of the plans, eligible employees may contribute a selected percentage of their base pay. The Company matches a percentage of the employees' contributions up to a stated percentage, subject to statutory limitations. During fiscal 2007, the Company began automatically enrolling new employees in the defined contribution plan as well as automatically increasing employee contributions by 1% annually, unless the employee opts out of the enrollment or contribution increases. Additionally, the Company increased the match of employee contributions to 100% of the first 3% of employee deferrals, and to contribute an additional 50% of deferrals of 4-5% of employee contributions. The Company recorded an expense related to the matching program of $1,620 during fiscal 2012, compared to an expense of $1,278 during fiscal 2011.

Note 10-Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. In addition, the shares of Common Stock issuable pursuant to stock options outstanding under the Company's Amended and Restated 1993 Key Employee Stock Incentive Plan are included in the diluted earnings per share calculation to the extent they are dilutive. For the years ended October 31, 2012 and 2011, approximately 337,000 and 240,000 stock awards, respectively, were excluded from the computation of diluted earnings per share because they were anti-dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computation for net income per share:

	Years Ended October 31,	
	2012	2011
	(Amounts in thousands, except per share data)	
Net income available to common stockholders	$ 13,526	$ 7,845
Basic weighted average shares	16,813	16,716
Effect of dilutive securities:		
Stock options	91	143
Diluted weighted average shares	16,904	16,859
Basic earnings per share	$ 0.80	$ 0.47
Diluted earnings per share	$ 0.80	$ 0.47

Note 11—Stock Options and Incentive Compensation

For the Company, FASB ASC Topic 718 "Compensation – Stock Compensation" affects the stock options that have been granted and requires the Company to expense share-based payment ("SBP") awards with compensation cost for SBP transactions measured at fair value. The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated based upon the Company's historical experience.

1993 Key Employee Stock Incentive Plan

The Company maintains the Amended and Restated 1993 Key Employee Stock Incentive Program (as amended and restated December 12, 2002 and December 10, 2009) (the "Incentive Plan"), which authorizes grants to officers and other key employees of the Company and its subsidiaries of (i) stock options that are intended to qualify as incentive stock options, (ii) nonqualified stock options and (iii) restricted stock awards. An aggregate of 2,700,000 shares of Common Stock, subject to adjustment upon occurrence of certain events to prevent dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events, has been reserved for issuance pursuant to the Incentive Plan. An individual's award of stock options is limited to 500,000 shares in a five-year period.

Non-qualified stock options and incentive stock options have been granted to date and all options have been granted at an exercise price at least equal to market price at the date of grant. Options expire over a period not to exceed ten years from the date of grant and vest ratably over a three year period. In December 2011 options to purchase 56,500 shares were awarded to several officers and employees at an exercise price of $8.10 for stock options that are intended to qualify as incentive stock options. A summary of option activity under the plans is as follows:

	Number of Shares Under Option	Weighted Average Option Price
Outstanding at November 1, 2010	**683,692**	**$6.13**
Granted	154,000	12.10
Exercised	**(208,107)**	**$3.62**
Canceled	(109,400)	$8.15
Outstanding at October 31, 2011	**520,185**	**$8.54**
Granted	56,500	$8.10
Exercised	**(158,513)**	**$4.01**
Canceled	(56,087)	$10.96
Outstanding at October 31, 2012	**362,085**	**$9.99**

There were 225,585 options exercisable as of October 31, 2012 with a weighted average exercise price of $9.71. At October 31, 2012 options outstanding had an intrinsic value of $838 and options exercisable had an intrinsic value of $653. Options that have an exercise price greater than the market price on October 31, 2012 were excluded from the intrinsic value computation. The intrinsic value of options exercised during fiscal 2012 and 2011 was $1,167 and $901, respectively.

The following table provides additional information regarding options outstanding as of October 31, 2012:

Exercise Prices	Options Outstanding	Exercise Price of Options Outstanding and Options Exercisable	Options Exercisable	Weighted Average Remaining Contractual Life
$8.96	**2,000**	**$8.96**	**2,000**	**1.97**
$13.06	15,000	$13.06	15,000	2.99
$14.74	**65,649**	**$14.74**	**65,649**	**4.29**
$8.83	2,670	$8.83	2,670	5.32
$2.11	**10,000**	**$2.11**	**10,000**	**6.12**
$5.30	90,266	$5.30	90,266	6.78
$12.04	**111,695**	**$12.04**	**37,232**	**8.11**
$13.24	8,305	$13.24	2,768	3.11
$8.10	**56,500**	**$8.10**	—	**9.15**
Totals	**362,085**		**225,585**	

In September 2012, 80,257 shares of restricted stock were granted to the newly appointed chief executive officer as part of his compensation package.

For the fiscal years ended October 31, 2012 and 2011, the Company recorded compensation expense related to the stock options currently vesting, effectively reducing pretax income by $730 and $799, respectively. The impact on earnings per share for each of the fiscal years ended October 31, 2012 and 2011 was a reduction of $0.03 per share basic and diluted. The total compensation cost related to nonvested awards not yet recognized as of October 31, 2012 and 2011 is a total of $620 and $1,191, respectively, which will be recognized over the next four fiscal years. The total compensation cost related to the restricted stock currently vesting is $24 and for the non-vesting restricted stock is $793.

The fair values of these options were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants awarded during fiscal year 2012:

	2012
Risk-free interest	1.20%
Dividend yield	—%
Volatility factor—market	88.26%
Expected life of options—years	6.00

Based upon the preceding assumptions, the weighted average fair value of stock options granted during fiscal year 2012 was $8.10 per share.

Executive Incentive Bonus Plans

The Company maintains a Senior Management Bonus Plan (the "Management Plan") to provide the Chief Executive Officer and certain eligible executive officers incentives for superior performance. The Management Plan, which was reapproved by the stockholders of the Company and is administered by the Compensation Committee of the Board of Directors, entitles the executives to be paid a cash bonus based upon the attainment of objective performance criteria established annually by the Compensation Committee. In accordance with the Plan, the Compensation Committee has typically established performance goals. For fiscal years 2012 and 2011, the Compensation Committee established goals based on the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), entitling these executives to be paid a bonus based upon varying percentages of their respective base salaries and the level of achievement of EBITDA in relation to the target established by the Compensation Committee. For fiscal 2012, these executives are entitled to receive an aggregate of $1,277 under the Management Plan. For fiscal 2011, these executives were entitled to receive an aggregate of $719 under the Management Plan, which was paid in the first quarter of fiscal 2012.

The Company maintains a Short-Term Incentive Plan (the "Bonus Plan"), which provides annual incentive bonuses to its eligible employees (other than those employees that participate in the Management Plan). The measurement criteria for the Bonus Plan, including eligible employees, is determined annually by the Compensation Committee and approved by the Board of Directors. Payments are made to participants of the Bonus Plan based upon the achievement of defined objectives. In the case of corporate executives eligible for the Bonus Plan, 100% of the incentive depends upon meeting the goals for Company performance including specific individual goals as established by the Chief Executive Officer. Finally, in the case of the remaining employees eligible for the Bonus Plan, 50% of the incentive depends upon meeting the operating targets and metrics of the employees' operating unit including specific individual goals as established by the Chief Executive Officer and 50% is based upon attaining the corporate goals for Company performance.

Note 12-Income Taxes

Income (loss) before income taxes consists of the following:

	Years Ended October 31,	
	2012	2011
Domestic	$ 23,139	$ 13,719
Foreign	(632)	(638)
Total	$22,507	$13,081

The components of the provision for income taxes from continuing operations were as follows:

	Years Ended October 31,	
	2012	2011
Current:		
Federal	$ 5,733	$ 2,336
State and local	1,114	794
Foreign	150	69
Total current	6,997	3,199
Deferred:		
Federal	1,885	1,784
State and local	97	188
Foreign	2	65
Total deferred	1,984	2,037
	$ 8,981	$ 5,236

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities were comprised of the following:

	Years Ended October 31,	
	2012	2011
Deferred tax assets:		
Accrued compensation and benefits	$ 936	$ 783
Inventory	558	569
State income credits and loss carryforwards	1,115	1,080
Pension obligations and post retirement benefits	12,365	9,555
Foreign net operating loss	2,033	2,246
Tax credits in foreign countries	677	786
Other accruals and reserves	2,206	2,308
	19,890	17,327
Less: Valuation allowance	(4,401)	(4,263)
Total deferred tax assets	15,489	13,064
Deferred tax liabilities:		
Fixed assets	(9,690)	(9,551)
Prepaid expenses and other	(352)	(367)
Net deferred tax asset	$ 5,447	$ 3,146
Change in net deferred tax asset:		
	$ (1,984)	$ (2,037)
	86	117
Components of other comprehensive income:		
Pension and post retirement benefits	4,199	1,003
Total change in net deferred tax asset	$ 2,301	$ (917)

As required by FASB ASC Topic 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Activities and balances of unrecognized tax benefits for 2012 and 2011 are summarized below:

	Years Ended October 31,	
	2012	2011
Balance at beginning of year	$ 1,069	$ 851
Additions based on tax positions related to the current year	126	63
Additions for tax positions of prior years	89	120
Reductions for tax positions of prior years	(13)	(7)
Reductions as result of lapse of applicable statute of limitations	(24)	42
Balance at end of year	$ 1,247	$ 1,069

The total amount of unrecognized tax benefits that, if recognized, would affect the effective rate was $820 at October 31, 2012 and $695 at October 31, 2011. The Company recognizes interest accrued and penalties related to unrecognized tax benefits as part of income tax expense. The Company recognized $148 and $173 of expense in 2012 and 2011 for interest and penalties. The Company had accrued $1,008 at October 31, 2012 and $860 at October 31, 2011, for the payment of interest and penalties.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the years ending prior to October 31, 2009 and no longer subject to non-U.S. income tax examinations for calendar years ending prior to December 31, 2007. The Company does not anticipate that within the next 12 months the total unrecognized tax benefits will significantly change due to the settlement of examinations and the expiration of statute of limitations.

During October 2007, the Mexican Congress passed the Initiative to Amend the Tax Coordination Law and Income Tax Law. Effective January 1, 2008, a flat tax supplements the regular income tax. In conjunction with this law change, a deferred tax asset for Mexican tax credits in the amount of $1,037 was recorded as of October 31, 2008. While future projections for taxable income and ongoing prudent and feasible tax planning strategies have been considered in assessing the need for the valuation allowance, the Company believes that it is more likely than not that the tax credits will not be realized. Therefore, a valuation allowance in the amount of $1,037 was recorded in fiscal 2008. The comparable amount in fiscal 2012 and 2011 was $677 and $786, respectively.

A valuation allowance of approximately $4,401 remains at October 31, 2012 for deferred tax assets whose realization remains uncertain at this time. The comparable amount of the valuation allowance at October 31, 2011 was $4,263. The net decrease in the valuation allowance of $138 relates to an increase of $259 for the future utilization of foreign tax credits in the United States, a decrease of $109 for flat tax credits associated with foreign jurisdictions, an increase of $46 related to other foreign deferred tax assets and a decrease of $58 related to state and local operating loss carryforwards.

The Company assesses both negative and positive evidence when measuring the need for a valuation allowance. A valuation allowance has been established by the Company due to the uncertainty of realizing certain loss carryforwards and tax credits in Mexico and loss carryforwards in various state and local jurisdictions in the United States. The Company believes the remaining deferred tax assets will be realizable based on future reversals of existing taxable temporary differences that would generate ordinary income in the U.S. and available tax planning strategies that would be implemented to recognize the deferred tax assets. The Company intends to maintain the valuation allowance against certain deferred tax assets until such time that sufficient positive evidence exists to support realization of the deferred tax assets. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Years Ended October 31,	
	2012	2011
Federal income tax at statutory rate	34.9%	34.0%
State and local income taxes, net of federal benefit	3.0	4.1
Valuation allowance change	0.4	(0.4)
Net operating loss benefit and reversal of contingencies	0.3	(0.1)
Domestic production activities deduction	(2.7)	(2.4)
Foreign operations	1.6	2.2
Stock option expense	0.8	1.4
Adjustment of uncertain tax positions	1.0	2.1
Adjustments of previous tax filings	0.5	(0.1)
Other	0.1	(0.8)
Effective income tax rate	39.9%	40.0%

At October 31, 2012, the Company had foreign operating loss carryforward benefits of approximately $2,032 with a valuation allowance to the extent of their net deferred tax assets, which will expire between 2017 and 2020. At October 31, 2011, the Company had foreign operating loss carryforward benefits of approximately $2,246 with a valuation allowance to the extent of their net deferred tax assets. The Company has various state and local net operating loss and tax credit carryforward benefits. As of October 31, 2012 and 2011, the Company had state and local net operating loss carryforward benefits of $870 and $929, respectively with a full valuation allowance, which will expire between 2012 and 2031.

The Company paid income taxes, net of refunds, of $6,306 and $3,202 in 2012 and 2011, respectively. U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries because it is expected such earnings will be permanently reinvested in the operations of such subsidiaries. It is not practical to determine the amount of income tax liability that would result had such earnings been repatriated. As of October 31, 2012, there was $704 of undistributed foreign subsidiary earnings.

Note 13—Related Party Transactions

The Company had sales to MTD Products Inc and its affiliates of $6,590 and $8,308 for fiscal years 2012 and 2011, respectively. At October 31, 2012 and 2011, the Company had receivable balances of $536 and $434, respectively, due from MTD Products Inc and its affiliates, and no amounts were due to MTD Products Inc, at those dates.

Note 14-Business Segment Information

The Company conducts its business and reports its information as one operating segment-Automotive Products. The Chief Executive Officer of the Company has been identified as the chief operating decision maker as he has final authority over performance assessment and resource allocation decisions. In determining that one operating segment is appropriate, the Company considered the nature of the business activities, the existence of managers responsible for the operating activities and information presented to the Board of Directors for its consideration and advice. Furthermore, the Company is a full service manufacturer of first operation blanks, engineered welded blanks, complex stampings and modular assemblies predominately for the automotive and heavy truck markets. Customers and suppliers are substantially the same among operations, and all processes entail the acquisition of steel and the processing of the steel for use primarily in the automotive industry.

Revenues from the Company's Mexican subsidiary were $36,647 and $29,740 for fiscal 2012 and 2011, respectively. These revenues represent 6.3% and 5.7% of total revenues for fiscal years 2012 and 2011, respectively. Long-lived assets consist primarily of net property, plant and equipment. Long-lived assets of the Company's foreign subsidiary totaled $14,302 and $14,708 at October 31, 2012 and 2011, respectively. The Company's Mexican subsidiary incurred foreign currency transaction losses of $49 in fiscal 2012 and $72 in fiscal 2011. The consolidated long-lived assets of the Company totaled $121,263 and $123,971 at October 31, 2012 and 2011, respectively.

In fiscal 2012, General Motors and Chrysler accounted for approximately 24.5% and 19.0%, respectively of the Company's revenues. No other individual customer accounted for more than 10% of the Company's revenues in fiscal 2012. At October 31, 2012 and 2011, General Motors accounted for 23.4% and 31.4% of the Company's accounts receivable, respectively, and Chrysler accounted for 23.2% and 18.7% of the Company's accounts receivable, respectively.

Revenues derived from the Company's products were as follows:

	Years Ended October 31,	
	2012	2011
Engineered welded blanks	$287,604	$246,255
Complex stampings and modular assemblies	157,531	123,949
Blanking	92,387	97,908
Steel processing, tools, dies, scrap and other	48,552	49,631
Total	$586,074	$517,743

Revenues of geographic regions are attributed to external customers based upon the location of the entity recording the sale.

Note 15-Quarterly Results of Operations (Unaudited)

October 31, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$132,371	$162,831	$142,021	$148,851
Gross profit	9,662	16,457	12,160	12,456
Operating income	3,079	9,806	3,933	7,262
Net income	1,579	5,905	2,416	3,626
Net income per share basic	0.09	0.35	0.14	0.22
Net income per share diluted	0.09	0.35	0.14	0.21
Weighted average number of shares:				
Basic	16,765	16,844	16,856	16,857
Diluted	16,856	16,903	16,927	16,934

October 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$108,790	$137,046	$128,191	$143,716
Gross profit	6,345	11,596	9,249	11,746
Operating income	1,268	5,777	3,175	4,612
Net income (loss)	507	3,449	1,691	2,198
Net income (loss) per share basic	0.03	0.21	0.10	0.13
Net income (loss) per share diluted	0.03	0.20	0.10	0.13
Weighted average number of shares:				
Basic	16,634	16,729	16,753	16,760
Diluted	16,847	16,868	16,863	16,842

In preparing the Company's financial statements in accordance with accounting principles generally accepted in the United States of America, management has made assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Not considering the asset impairment and restructuring charges recorded in the fourth quarter of fiscal 2011, during the fourth quarter of fiscal 2012 and 2011, the Company refined its estimates and assumptions for several asset and liability accounts. As a result, the Company recorded net unfavorable adjustments of $80 in the fourth quarter of 2012 and favorable adjustments of $288 in the fourth quarter of 2011, both net of tax. For fiscal 2012 and 2011, these adjustments were normal recurring adjustments of accrued estimates and adjustments related to sales discounts, inventory valuation, pension and contingencies.

Note 16-Commitments and Contingencies

The Company is a party to several lawsuits and claims arising in the normal course of its business with customers, vendors, employees and other third parties. In the opinion of management, the Company's liability or recovery, if any, under pending litigation and claims would not materially affect its financial condition, results of operations or cash flow.

Note 17-Subsequent Events

The Company announced on December 7, 2012, that the Board of Directors declared a special dividend of $0.25 per share to be paid on December 28, 2012 to shareholders of record as of December 20, 2012.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of October 31, 2012, an evaluation was performed under the supervision and with the participation of the Company's management, including the Principal Executive Officer ("PEO") and Principal Financial Officer ("PFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. The Company's PEO and PFO concluded that the Company's disclosure controls and procedures were effective as of October 31, 2012.

Changes in Internal Control Over Financial Reporting

In September 2012, Ramzi Hermiz was appointed by the Board of Directors of the Company as President and Chief Executive Officer. The Board will also nominate Mr. Hermiz for election as a member of the Board at the next annual meeting of the stockholders of the Company. Mr. Hermiz succeeds Theodore K. Zampetis, who previously announced his plan to retire on December 31, 2012. Mr. Zampetis will retire from the Company effective December 31, 2012, but will remain a director following his retirement. The Company has concluded that these changes will not materially affect, or are reasonably likely not to materially affect, the Company's internal control over financial reporting.

There were no other changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of Shiloh Industries, Inc. and its subsidiaries ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The internal control system of the Company was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the Company's management, including the Principal Executive Officer and Principal Financial Officer, the Company assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework." Based on the evaluation of internal control over financial reporting management has concluded that the Company's internal controls over financial reporting were effective at the reasonable assurance level as of October 31, 2012.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Company

Information with respect to Directors of the Company is set forth in the Proxy Statement under the heading "Election of Directors," which information is incorporated herein by reference. Information required by Item 401 of Regulation S-K regarding the executive officers of the Company is included in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant" as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 of Regulation S-K is set forth in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its President and Chief Executive Officer, Chief Financial Officer and Corporate Controller as well as the other officers, directors and managers of the Company in accordance with the Marketplace Rules of the Nasdaq Stock Market.

Executive Officers of the Registrant

The following information is furnished pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Curtis E. Moll, Chairman of the Board. Mr. Moll became Chairman of the Board of the Company in April 1999, and he has served as a Director of the Company since its formation in April 1993. Since 1980, Mr. Moll has served as the Chairman of the Board and Chief Executive Officer of MTD Holdings Inc (formerly MTD Products Inc), a privately held manufacturer of outdoor equipment. Mr. Moll also serves as a director of Sherwin Williams Company and AGCO Corporation. Mr. Moll is 73 years old.

Ramzi Hermiz, President and Chief Executive Officer. In September 2012, Mr. Hermiz was appointed by the Board of Directors of the Company as President and Chief Executive Officer. Mr. Hermiz has extensive senior management experience in the automotive parts industry. Prior to joining the Company, Mr. Hermiz served since 2009 as Senior Vice President, Vehicle Safety and Protection of Federal-Mogul Corporation ("Federal-Mogul"), a publicly held company that designs, engineers, manufactures and distributes technologies to improve fuel economy, reduce emissions and enhance vehicle safety, was a member of Federal-Mogul's strategy board since 2005, and a corporate officer since 2001. He served as Senior Vice President, Aftermarket Products and Services from 2007 to 2009 and Senior Vice President of Sealing Systems from 2005 to 2007. Mr. Hermiz held various Senior Management positions after joining Federal-Mogul in 1998 in connection with its acquisition of Fel-Pro, Inc. Mr. Hermiz is 47 years old.

Thomas M. Dugan, Vice President of Finance and Treasurer. Mr. Dugan was promoted to the position of Vice President Finance and Treasurer on January 31, 2011. Mr. Dugan has been with the Company since December 1999. He served as Director of Finance until January 2001 when he was promoted to the position of Treasurer. Mr. Dugan is 48 years old.

Anthony M. Parente, Vice President and Chief Technology Officer. Mr. Parente was promoted to Vice President and Chief Technology Officer on January 1, 2011 He was named Vice President of Manufacturing Operations in October 2006. He started his career at MTD Automotive as an electrical apprentice in 1979, and he joined the Company through its acquisition of MTD Automotive in 1999. He has progressed steadily through the Company through different technical assignments. Mr. Parente is 51 years old.

Tres Kline, Vice President Sales and Business Development. Mr. Kline was named Vice President Sales and Business Development on July 1, 2011. Formerly, Mr. Kline started his own business consulting practice in 2010 before leaving General Motors Corporation after 30 years. Mr. Kline held several different capacities during his tenure at General Motors Corporation including global director of purchasing, global director of manufacturing engineering and director of manufacturing engineering. Mr. Kline is 57 years old.

Elie Azzi, Vice President, Quality Assurance and Program Management. Mr. Azzi was named Vice President, Quality Assurance and Program Management on April 1, 2011. Formerly, Mr. Azzi was with Robert Bosch LLC for 17 years. Mr. Azzi's tenure with Bosch included leadership roles developing strategy and tactics in Quality Assurance and Program Management. Mr. Azzi is 50 years old.

Item 11. Executive Compensation

Information with respect to executive compensation is set forth in the Proxy Statement under the heading "Election of Directors" and under the heading "Compensation of Executive Officers," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the heading "Beneficial Ownership of Common Stock," which information is incorporated herein by reference.

Summary of Equity Compensation Plans

Shown below is information concerning all equity compensation plans and individual compensation arrangements in effect as of October 31, 2012.

	Equity Compensation Plan Information		
Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	362,085	$9.99	912,976
Equity compensation plans not approved by security holders	—	$0.00	—
Total	362,085	$0.01	912,976

For additional information regarding the Company's equity compensation plans, refer to the discussion in Note 11 to consolidated financial statements.

Item 13. Certain Relationships and Related Transactions

Information with respect to certain relationships and related transactions is set forth in the Proxy Statement under the heading Certain Relationships and Related Transactions," which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accountant fees and services is set forth in the Proxy Statement under the heading "Principal Accountant Fees and Services," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K under Item 8.

1. Financial Statements.

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at October 31, 2012 and 2011.
Consolidated Statements of Income for the two years ended October 31, 2012.
Consolidated Statements of Cash Flows for the two years ended October 31, 2012.
Consolidated Statements of Stockholders' Equity for the two years ended October 31, 2012.
Notes to Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of the Company and its subsidiaries and the report of the independent accountant thereon are filed as part of this Annual Report on Form 10-K and should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Annual Report on Form 10-K.

SCHEDULE II

SHILOH INDUSTRIES, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at Beginning of Year	Additions (Reductions) Charged to Costs and Expenses	Deductions	Balance at End of Year
Valuation allowance for accounts receivable				
Year ended October 31, 2012	$568	$(119)	$(33)	$482
Year ended October 31, 2011	$209	$425	$66	$568
Valuation allowance for deferred tax assets				
Year ended October 31, 2012	$4,263	$305	$167	$4,401
Year ended October 31, 2011	$4,499	$35	$271	$4,263

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits. The exhibits listed in the accompanying Exhibit Index and required by Item 601 of Regulation S-K (numbered in accordance with Item 601 of Regulation S-K) are filed as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2012

SHILOH INDUSTRIES, INC.

By: /s/ Ramzi Hermiz
Ramzi Hermiz
President and Chief Executive Officer

By: /s/ Thomas M. Dugan
Thomas M. Dugan
Vice President of Finance and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capabilities and on the dates indicated.

Signature	Title	Date
/s/ RAMZI HERMIZ **Ramzi Hermiz**	President and Chief Executive Officer (Principal Executive Officer)	December 21, 2012
/s/ THOMAS M. DUGAN **Thomas M. Dugan**	Vice President of Finance and Treasurer (Principal Accounting and Principal Financial Officer)	December 21, 2012
* **Curtis E. Moll**	Chairman and Director	December 21, 2012
* **Cloyd Abruzzo**	Director	December 21, 2012
* **George G. Goodrich**	Director	December 21, 2012
* **David J. Hessler**	Director	December 21, 2012
* **Gary A. Oatey**	Director	December 21, 2012
* **John J. Tanis**	Director	December 21, 2012
* **Dieter Kaesgen**	Director	December 21, 2012
* **Robert J. King, Jr.**	Director	December 21, 2012
* **Theodore K. Zampetis**	Director	December 21, 2012

*The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and Directors of the Company and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

By: /s/ Thomas M. Dugan

Thomas M. Dugan, Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit No.
3.1(i)	Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3.1(i) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
3.1(ii)	Certificate of Designation, dated December 31, 2001, authorizing the issuance of 100,000 shares of Series A Preferred Stock, par value $.01, is incorporated herein by reference to Exhibit 3.1(ii) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2001 (Commission File No. 0-21964).
3.1 (iii)	Amended and Restated By-Laws of the Company, dated December 13, 2007 is incorporated herein by reference to Exhibit 3.1(iii) of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2007 (Commission File No. 0-21964).
4.1	Specimen certificate for the Common Stock, par value $.01 per share, of the Company is incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
4.3	Registration Rights Agreement, dated June 22, 1993, by and among the Company, MTD Products Inc and the stockholders named therein is incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (Commission File No. 0-21964).
10.1*	Amended and Restated 1993 Key Employee Stock Incentive Plan (as Amended and Restated as of December 12, 2002) is incorporated herein by reference to Exhibit A of the Company's Proxy Statement on Schedule 14A for the fiscal year ended October 31, 2002 (Commission File No. 0-21964).
10.2*	Form of Incentive Stock Option Agreement is incorporated herein by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004 (Commission File No. 0-21964).
10.3*	Form of Nonqualified Stock Option Agreement is incorporated herein by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004 (Commission File No. 0-21964).
10.4*	Shiloh Industries, Inc. Senior Management Bonus Plan is incorporated herein by reference to Exhibit B of the Company's Proxy Statement on Schedule 14A for the fiscal year ended October 31, 2004 (Commission File No. 0-21964).
10.5	Change in Control Severance Agreement between Theodore K. Zampetis and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.7	Change in Control Severance Agreement between Anthony M. Parente and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.8	Indemnification Agreement between Directors and Officers and Shiloh Industries, Inc., dated February 5, 2007, is incorporated herein by reference to Exhibit 10.21 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.
10.15	Amended and Restated Credit and Security Agreement, dated as of April 19, 2011, among Shiloh Industries, Inc., the other lenders party thereto, The Privatebank and Trust Company as co-lead arranger, sole book runner and administrative agent, PNC Capital Markets, LLC as co-lead arranger and PNC Bank, National Association as syndication agent, is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on April 25, 2011 (Commission File No. 0-21964).
10.16	Change in Control Severance Agreement between Thomas M. Dugan and Shiloh Industries, Inc., dated August 25, 2011, is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 26, 2011 (Commission File No. 0-21964).
10.17	Change in Control Severance Agreement between Owen F. Kline and Shiloh Industries, Inc., dated August 25, 2011, is incorporated herein by reference to Exhibit 10.17 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012

Exhibit No.	Exhibit No.
10.18	Change in Control Severance Agreement between Elie Azzi and Shiloh Industries, Inc., dated August 25, 2011, is incorporated herein by reference to Exhibit 10.18 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012
10.19	Appointment of Ramzi Hermiz as President and Chief Executive Officer of Shiloh Industries, Inc., dated August 23 , 2012 is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 29, 2012 (Commission File No. 0-21964).
10.20	Letter regarding Separation Agreement between Paul Harland and Shiloh Industries, Inc. effective December 13, 2012, is incorporated herein by reference to Exhibit 10.20 on the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012
10.21	First Amendment to Change in Control Agreement between Thomas M. Dugan and Shiloh Industries, Inc., dated December 19, 2012, is incorporated herein by reference to Exhibit 10.21 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012.
10.22	First Amendment to Change in Control Agreement between Owen F. Kline and Shiloh Industries, Inc., dated December 19, 2012, is incorporated herein by reference to Exhibit 10.22 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012.
10.23	First Amendment to Change in Control Agreement between Elie Azzi and Shiloh Industries, Inc., dated December 19, 2012, is incorporated herein by reference to Exhibit 10.23 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012.
14.1	Shiloh Industries, Inc. Code of Conduct, approved by the Company's Board of Directors on February 17, 2004 is incorporated herein by reference to Exhibit 14.1 of the Company's Annual Report on Form 10-K for fiscal year ended October 31, 2004 (Commission File No. 0-21964).
21.1	Subsidiaries of the Company.
23.1	Consent of Grant Thornton LLP.
24.1	Powers of Attorney.
31.1	Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15 (b) of this Report

Exhibit No.	Exhibit No.
10.18	Change in Control Severance Agreement between Elie Azzi and Shiloh Industries, Inc., dated August 25, 2011, is incorporated herein by reference to Exhibit 10.18 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012
10.19	Appointment of Ramzi Hermiz as President and Chief Executive Officer of Shiloh Industries, Inc., dated August 23 , 2012 is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 29, 2012 (Commission File No. 0-21964).
10.20	Letter regarding Separation Agreement between Paul Harland and Shiloh Industries, Inc. effective December 13, 2012, is incorporated herein by reference to Exhibit 10.20 on the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012
10.21	First Amendment to Change in Control Agreement between Thomas M. Dugan and Shiloh Industries, Inc., dated December 19, 2012, is incorporated herein by reference to Exhibit 10.21 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012.
10.22	First Amendment to Change in Control Agreement between Owen F. Kline and Shiloh Industries, Inc., dated December 19, 2012, is incorporated herein by reference to Exhibit 10.22 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012.
10.23	First Amendment to Change in Control Agreement between Elie Azzi and Shiloh Industries, Inc., dated December 19, 2012, is incorporated herein by reference to Exhibit 10.23 of the Company's Current Report on Form 10-K filed with the Commission on December 21, 2012.
14.1	Shiloh Industries, Inc. Code of Conduct, approved by the Company's Board of Directors on February 17, 2004 is incorporated herein by reference to Exhibit 14.1 of the Company's Annual Report on Form 10-K for fiscal year ended October 31, 2004 (Commission File No. 0-21964).
21.1	Subsidiaries of the Company.
23.1	Consent of Grant Thornton LLP.
24.1	Powers of Attorney.
31.1	Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15 (b) of this Report